1933 Act File No.: 333-214902
1940 Act File No.: 811-23095

Securities and Exchange Commission
Washington, D.C. 20549

Amendment No. 2 to

Form S-6
for Registration under the Securities Act of 1933
of Securities of Unit Investment
 Trusts Registered on Form N-8B-2

A.	Exact name of trust: Alaia Market Linked Trust

B.	Name of depositor: Beech Hill Securities, Inc.

C.	Complete address of depositor’s principal executive offices:

Beech Hill Securities, Inc.
880 Third Avenue, 16th Floor
New York, New York 10022

D.          Name and complete address of agent for service:

With a copy to:

Oscar Loynaz Paul Koo	Anna T. Pinedo Bradley Berman
Alaia Capital, LLC 10 Corbin Drive Darien, Connecticut 06820	Morrison & Foerster LLP 250 West 55th Street New York, New York 10019

It is proposed that this filing will become effective (check appropriate box)

☐	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)(1)

☐	on (date) pursuant to paragraph (a)(1) of rule 485.

If appropriate, check the following box:

☐	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E.	Title of securities being registered: Units of undivided beneficial interest in the trust

F.	Approximate date of proposed public offering:

☐	Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. No one may sell units of the trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

Preliminary Prospectus Dated September 18, 2017
Subject to Completion

Alaia Accelerated Return Units

Alaia Market Linked Trust, Series 3-1

(A unit investment trust that is a series of the Alaia Market Linked Trust)

As described more fully in this prospectus with capitalized terms as defined herein:

•	Portfolio of exchange-traded options and/or cash or cash equivalents (to pay creation and development fee, organization costs and annual operating expenses).

•
Designed for investors who intend to purchase units at inception and hold them until the trust’s mandatory dissolution date and seek a percentage total return per unit that increases by [3] times any percentage increase in the price of the SPDR® S&P 500® ETF Trust (the “Reference Asset”) relative to the Initial Reference Value up to a maximum total return of [  ]% (equivalent to an annualized total return of [    ]% over the approximately [18]-month life of the series).

•
Investors should be willing to forgo interest and dividend payments and, if the price of the Reference Asset declines, be willing to lose substantially all (up to [99]%) of their investment. Any potential loss would be increased as a result of the trust’s fees and expenses. There is no assurance that the trust will achieve its investment objective.

•	The trust may experience substantial losses from the exchange-traded options and option positions may expire worthless. Investors may lose substantially all (up to [99]%) of their investment.

•	Minimum purchase of [10] units.

The percentage increase or decrease of the Reference Asset relative to the Initial Reference Value described above is the percentage increase or decrease in the Reference Asset from when the Option strike levels are set to the close of the market on the Options Expiration Date.

The trust’s ability to provide an enhanced return and a capped upside at the Maximum Amount per Unit is dependent on unitholders purchasing units valued at their Inception Value of $[10.00] and holding them until the Series Mandatory Dissolution Date. Because the price at which you may purchase units at inception will also include certain organization costs, sales charges and the creation and development fee, it will be higher than the Inception Value. You may realize a gain or loss that is higher or lower than the intended gains or losses as a result of redeeming units prior to the Series Mandatory Dissolution Date, where Options are otherwise terminated by the trust prior to expiration, if the trust is unable to maintain the proportional relationship of the Options based on the number of Option contracts in the trust’s portfolio, if a Corporate Action occurs with respect to the Reference Asset or because of increases in potential tax-related expenses and other expenses of the trust.

Prospectus

October [__], 2017

As with any investment, the Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.

OVERVIEW	3

INVESTMENT OBJECTIVE	3

PRINCIPAL INVESTMENT STRATEGY	3

SUMMARY INFORMATION	11

FEES AND EXPENSES TABLE	12

PRINCIPAL RISKS	16

WHO SHOULD INVEST	19

HYPOTHETICAL OPTION EXPIRATION EXAMPLES	20

REFERENCE ASSET PAST PERFORMANCE	24

HOW TO BUY UNITS	26

HOW TO SELL YOUR UNITS	28

DISTRIBUTIONS	29

INVESTMENT RISKS	29

TRUST ADMINISTRATION	34

DISTRIBUTION OF UNITS	36

TAXES	37

EXPENSES	43

EXPERTS	43

ADDITIONAL INFORMATION	43

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	44

ii

Overview

Alaia Market Linked Trust (the “Alaia trust”) is a unit investment trust that is a Delaware statutory trust organized in series. Beech Hill Securities, Inc. (the “sponsor”) serves as the sponsor of the Alaia trust and each trust series.

Investment Objective

The trust seeks to provide for returns per unit on the mandatory dissolution date of [3] times any percentage increase in the value of the Reference Asset  relative to the Initial Reference Value up to a maximum return of [   ]%. If the value of the Reference Asset decreases from the Initial Reference Value, the return on the units will be negative and their value will decrease as much as [99]% from their original value. The Reference Asset for this trust is the SPDR® S&P 500® ETF Trust, which is an exchange-traded fund that tracks the performance of a broad-based U.S. equity index. When we use the term “value,” we mean the price of the shares of the Reference Asset.  References to the “trust” mean the Alaia Accelerated Return Units, Series 3-1, a unit investment trust that is a series of the Alaia trust.

The trust is scheduled to terminate in approximately [18] months.

There is no assurance that the trust will achieve its investment objective.

Principal Investment Strategy

The trust seeks to achieve its objective by investing in a portfolio of cash and/or cash equivalents, and a series of FLexible EXchange® options (“FLEX Options,” or the “Options”) on the Reference Asset at various strike price levels.  The FLexible EXchange® options trademark is owned by Chicago Board Options Exchange, Incorporated.

The trust’s portfolio is intended to earn returns related to the performance of the Reference Asset as more fully explained in this prospectus.

Generally, the expiration date for the Options in the trust’s portfolio will be on or shortly before the trust’s mandatory dissolution date on [     ] (the “Series Mandatory Dissolution Date”). As explained below, the trust’s portfolio includes written and purchased “call options” with formulas to calculate the option payments at expiration based on the performance of the Reference Asset. Under normal circumstances, the trust’s assets will consist solely of  cash and/or cash equivalents, and the Options.

The Options are all European style options, which means that they will be exercisable at the strike price only on the Options Expiration Date.

The trust is intended to provide a return that is “Capped” and with “Enhanced Participation” at certain values of the Reference Asset, subject to reductions by the amount of the trust fees and expenses, as explained below:

•	“Capped” denotes that the return per unit, giving effect to the Upside Multiplier, may not exceed a capped value of [ %], which is equal to the “Maximum Amount per Unit.”

•
“Enhanced Participation” denotes that at certain levels of percentage increase of the value of the Reference Asset, the trust seeks to provide unitholders with a percentage return that increases by a multiple of the percentage increase of the value of the Reference Asset up to the Maximum Amount Per Unit, resulting in a maximum total return over the life of the trust of [  ]% (equivalent to an annualized total return of [  ]%).

•
“Maximum Loss per Unit” denotes that if the value of the Reference Asset decreases over the life of the trust, unitholders will suffer a maximum loss of approximately $[9.90] per unit, or a decrease of [99]% from the Inception Value of $[10.00] per unit.

Hypothetical Performance Return Examples

The following three examples illustrate hypothetical performance returns of the trust.  None of the examples below take into account the payment by the trust of its fees and expenses.

In the above hypothetical example, the Final Reference Value of the Reference Asset is above its Initial Reference Value, and above the capped value that would lead to the Maximum Amount per Unit. If the Reference Asset increases as per above, the trust would seek to provide unitholders with a percentage return that is “Capped” (equivalent to the Capped Return), and the value per unit would be the Maximum Amount per Unit. In this scenario, because the Reference Asset has increased by more than [  ]%, the return of the units would underperform the return of a direct investment in the Reference Asset to the extent that such return exceeds the cap.

In the above hypothetical example, the Final Reference Value of the Reference Asset is above its Initial Reference Value, but below the capped value that would lead to the Maximum Amount per Unit.  If the Reference Asset increases as per above, the trust would seek to provide unitholders with a percentage return that would be a multiple of the percentage increase of the value of the Reference Asset, which we refer to as “Enhanced Participation.” In this scenario, the return of the units would outperform the return of a direct investment in the Reference Asset.

In the above hypothetical example, the Final Reference Value of the Reference Asset is below its Initial Reference Value. If the Reference Asset decreases as per above, the trust would seek to provide to unitholders with a loss on units that would be subject to the Maximum Loss per Unit of [99]% from the Inception Value. In this scenario, the percentage decrease on the value of the units would equal the percentage decrease on the value of a direct investment in the Reference Asset.

The trust may experience substantial downside from the Options and option contract positions may expire worthless. Investors may lose substantially all (up to [99%]) of their investment. Investors will not receive a positive return (i.e., they will lose money) on their investment unless they receive more on their units than they originally invest (which amount is $[           ] per unit for units purchased at the trust’s inception, or $[   ] per unit for units purchased for Fee Accounts, subject to a Wrap Fee). Even if the value of the Reference Asset increases significantly, a unitholder will not receive amounts per trust unit in excess of the Maximum Amount per Unit (i.e., the return an investor may receive on units is capped).

The trust’s investment strategy description, descriptions of the Options, the descriptions and graphs above are hypothetical illustrations of the mathematical principles underlying the payoff of the Options and the operation of the trust’s investment objective. There is no assurance that the trust will achieve its investment objective through the use of this strategy. Illustrations of the possible returns of the trust’s investment objective assuming certain positive and negative returns on the value of the Reference Asset relative to the Initial Reference Value appear under “Hypothetical Option Expiration Examples” in this prospectus. Additional information about the strategy and the Options appears below. These examples, as well as the ones above, do not attempt to present any projection of actual trust performance. These examples are merely intended to illustrate the operation of the Options at the scheduled expiration and the amount per unit that the trust would receive or pay in certain situations at the scheduled expiration of the Options. You may realize a return that is higher or lower than the intended returns as a result of redeeming units prior to the Series Mandatory Dissolution Date, purchasing units other than at a value other than at the Inception Value, in the event that the Options are otherwise liquidated by the trust prior to expiration, if the trust is unable to maintain the proportional relationship of the Options based on the number of Option contracts in the trust’s portfolio, if a Corporate Action (defined below) occurs with respect to the Reference Asset, or as a result of increases in potential tax-related expenses and other expenses of the trust above estimated levels. The trust seeks to achieve its objective by investing in a portfolio consisting of cash and/or cash equivalents, and purchased and written FLEX Options scheduled to expire on a date prior to the Series Mandatory Dissolution Date (the “Options Expiration Date”) with payouts at expiration calculated based on the performance of the Reference Asset relative to the value of the Reference Asset on the day prior to the trust’s inception when the Options strike levels are set (the “Initial Reference Value”).  The Options are intended to be liquidated as of the close of market on the Options Expiration Date rather than be exercised according to the Options’ terms in order to avoid having the trust receive shares of the Reference Asset or be obligated to deliver shares of the Reference Asset. Each Option entitles the holder thereof (i.e. the purchaser of the Option) the option to purchase (for the call options) 100 shares of the Reference Asset at the strike price.

Summary of Defined Terms
Options Expiration Date:	[ ]

Series Mandatory Dissolution Date:	[ ], subject to adjustment, as described below

Reference Asset:	The SPDR® S&P 500® ETF Trust, an exchange-traded fund

Unit price at inception:	$[ ] per unit, or $[ ] per unit for Fee Accounts, subject to a Wrap Fee

Initial Reference Value:	The Official Closing Value of the Reference Asset on the day prior to the trust’s inception when the Options strike levels are set

Final Reference Value:	The Official Closing Value of the Reference Asset on the Options Expiration Date

Official Closing Value:
The closing  price of the Reference Asset on any scheduled trading day based upon the value displayed on the relevant Bloomberg Professional® service page with respect to the Reference Asset, “SPY <EQUITY>” or any successor page on the Bloomberg Professional® service or any successor service, as applicable.

Maximum Loss per Unit:	[99]% of the Inception Value (or [$9.90] per unit)*

Capped Return:	[ ]%

Upside Multiplier:	[3]x

Maximum Amount per Unit:	$[ ] (reached at a [ ]% increase in the Final Reference Value from the Initial Reference Value, giving effect to the Upside Multiplier)

Inception Value:
$[10.00] per unit, the net asset value per unit at the inception date

* Due to trust fees and expenses, at the Series Mandatory Dissolution Date the value of the units will be subject to reduction, and the Maximum Loss per Unit will be subject to increase.

The value of the Options on the Options Expiration Date will allow the trust to provide gains or losses based on the performance of the Reference Asset for units purchased at a price equal to their Inception Value and held until the Series Mandatory Dissolution Date:

•
If the value of the Reference Asset appreciates from the Initial Reference Value over the life of the trust, the trust seeks to provide unitholders with an “enhanced” total return that increases by [3] times (the “Upside Multiplier” generating “Enhanced Participation”) the percentage increase of the value of the Reference Asset, up to the Capped Return of approximately [  ]%, resulting in an amount per unit not to exceed the Maximum Amount per Unit, subject to reductions by the amount of the trust fees and expenses.

•
If the value of the Reference Asset decreases from the Initial Reference Value over the life of the trust, the trust seeks to provide unitholders with a loss on units that is equal to the decline in the Reference Asset with a maximum loss of approximately $[9.90] ([99]%) per unit (the “Maximum Loss per Unit”), subject to reductions in the amount of the trust fees and expenses.

Investors may lose substantially all (up to [99]%) of their investment. The intended Maximum Loss is $[9.90] ([99]%) based on an Inception Value of $[10.00]. The Maximum Loss per Unit is subject to increase by the amount of the trust fees and expenses.

The “Series Mandatory Dissolution Date” for the units will be [    ], as specified above under “Summary of Defined Terms,” unless that day is not a business day, in which case the Series Mandatory Dissolution Date will be the next following business day.  If the trust postpones the Options Expiration Date, because such day is not a trading day or otherwise, then the Series Mandatory Dissolution Date will be automatically postponed to maintain the same number of business days between the latest postponed Options Expiration Date and the Series Mandatory Dissolution Date as existed prior to the postponement(s).

A “trading day” with respect to the Options is a business day as determined by the trust, on which trading for listed options is generally conducted on the primary securities exchange(s) or market(s) on which the Options are listed or admitted for trading and on which general banking transactions are conducted.

A “business day” with respect to units, means a day on which the New York Stock Exchange is scheduled to be open for regular trading and on which general banking transactions are conducted.

All determinations by the trust affecting the Options Expiration Date will be done by Alaia Capital, LLC as portfolio consultant to the trust (the “Portfolio Consultant”), and will be based on the determinations and conventions applied by the Options Clearing Corporation (the “OCC”), a market clearinghouse, to the FLEX Options and/or to listed options with as similar terms and underlying assets as possible to those of the FLEX Options and the Reference Asset, respectively.

Subject to determination by the Securities Committee of the OCC, adjustments may be made to the FLEX Options over the Reference Asset for certain events (collectively, “Corporate Actions”) specified in the OCC’s by-laws and rules: certain stock dividends or distributions, stock splits, reverse stock splits, rights offerings, distributions, reorganizations, recapitalizations, or reclassifications with respect to an underlying security, or a merger, consolidation, dissolution or liquidation of the issuer of the underlying security. According to the OCC’s by-laws, the nature and extent of any such adjustment is to be determined by the OCC’s Securities Committee, in light of the circumstances known to it at the time such determination is made, based on its judgment as to what is appropriate for the protection of investors and the public interest, taking into account such factors as fairness to holders and writers (or purchasers and sellers) of the affected options, the maintenance of a fair and orderly market in the affected options, consistency of interpretation and practice, efficiency of exercise settlement procedures, and the coordination with other clearing agencies of the clearance and settlement of transactions in the underlying interest.

The Options. The trust’s initial portfolio may include a portfolio of various kinds of FLEX Options. Below, we describe FLEX Options generally.

FLEX Options. FLEX Options are customized option contracts available through national securities exchanges that are guaranteed for settlement by the OCC. FLEX Options are listed on a U.S. national securities exchange. FLEX Options provide investors with the ability to customize assets and indices referenced by the options, exercise prices, exercise styles (i.e., American-style, exercisable any time prior to the expiration date, or European-style, exercisable only on the option expiration date) and expiration dates, while achieving price discovery in competitive, transparent auctions markets and avoiding the counterparty exposure of over-the-counter options positions. Each option contract entitles the holder thereof to purchase (for the call options) 100 shares of the Reference Asset at the strike price.

The OCC guarantees performance by each of the counterparties to the FLEX Options, becoming the “buyer for every seller and the seller for every buyer,” protecting clearing members and options traders from counterparty risk.

All of the information set forth above relating to the Options and the OCC has been obtained from the OCC. The description and terms of the Options to be entered into with the OCC are set forth in the by-laws and rules of the OCC, available at www.optionsclearing.com. Please see www.optionsclearing.com for more information relating thereto, which websites are not considered part of this prospectus nor are they incorporated by reference herein.

Initial Option Portfolio. The trust will purchase or sell a series of FLEX Options, which are referred to as the Purchased Call Options and Written Call Options (as further defined below).

Description of the Reference Asset

Information concerning the SPDR® S&P 500® ETF Trust (SPY) filed with the SEC under the Investment Company Act can be located by reference to SEC file number 811-06125. Information provided to or filed with the SEC can be inspected and copied at the public reference facility maintained by the SEC or through the SEC’s website at www.sec.gov. None of this publicly available information is incorporated by reference into this prospectus.

The Reference Asset seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S&P 500® Index (the “Underlying Index”). To maintain the correspondence between the composition and weightings of stocks held by the Reference Asset and component stocks of the Underlying Index, the Reference Asset adjusts its holdings from time to time to conform to periodic changes in the identity and/or relative weightings of the index securities.

The Reference Asset utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the Underlying Index. The Reference Asset seeks to invest in substantially all of the securities that comprise the Underlying Index. The Reference Asset typically earns income from dividends from securities held by the Reference Asset. These amounts, net of expenses and taxes (if applicable), are passed along to the Reference Asset’s shareholders as “ordinary income.” In addition, the Reference Asset realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as “capital gain distributions.” However, because the component return of the Reference Asset will be calculated based only on the share price of the Reference Asset, you will not receive any benefit from or be entitled to receive income, dividend, or capital gain distributions from the Reference Asset or any equivalent payments.

The shares of the Reference Asset trade on the NYSE under the symbol “SPY.”

The Underlying Index

All disclosures contained in this document regarding the Underlying Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC, a division of S&P Global (the “Index Sponsor”). The Index Sponsor, which licenses the copyright and all other rights to the Underlying Index, has no obligation to continue to publish, and may discontinue publication of, the Underlying Index.  We do not accept any responsibility for the calculation, maintenance or publication of the Underlying Index or any successor index.

The Underlying Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the Underlying Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

The Index Sponsor chooses companies for inclusion in the Underlying Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which the Index Sponsor uses as an assumed model for the composition of the total market. Relevant criteria employed by the Index Sponsor include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies constitute the Underlying Index, with the approximate percentage of the market capitalization of the Underlying Index included in each group as of August 31, 2017 indicated: Information Technology (23.5%), Health Care (14.7%), Financials (14.2%),Consumer Discretionary (12.1%), Industrials (10.1%), Consumer Staples (8.5%), Energy (5.7%), Utilities (3.3%), Real Estate (2.9%), Materials (2.9%) and Telecommunications Services (2.1%).  The Index Sponsor may from time to time, in its sole discretion, add companies to, or delete companies from, the Underlying Index to achieve the objectives stated above.

The Index Sponsor calculates the Underlying Index by reference to the prices of the constituent stocks of the Underlying Index without taking account of the value of dividends paid on those stocks. As a result, the return on the Units will not reflect the return you would realize if you actually owned the index constituent stocks and received the dividends paid on those stocks.

Computation of the Underlying Index

While the Index Sponsor currently employs the following methodology to calculate the Underlying Index, no assurance can be given that the Index Sponsor will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the Underlying Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, the Index Sponsor began shifting the Underlying Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the Underlying Index to full float adjustment on September 16, 2005. The Index Sponsor’s criteria for selecting stocks for the Underlying Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the Underlying Index.

Under float adjustment, the share counts used in calculating the Underlying Index reflect only those shares that are available to investors, not all of a company’s outstanding shares.  Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the Underlying Index.  Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings.  However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block.  If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding.  As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders.  This calculation is subject to a 5% minimum threshold for control blocks.  For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, the Index Sponsor would assign that company an IWF of 1.00, as no control group meets the 5% threshold.  However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, the Index Sponsor would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control.  For companies with multiple classes of stock, the Index Sponsor calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The Underlying Index is calculated using a base-weighted aggregate methodology. The level of the Underlying Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the Underlying Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Underlying Index, it serves as a link to the original base period level of the Underlying Index. The index divisor keeps the Underlying Index comparable over time and is the manipulation point for all adjustments to the Underlying Index, which is index maintenance.

Maintenance of the Underlying Index

Maintenance of the Underlying Index includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the Underlying Index, and do not require index divisor adjustments.

To prevent the level of the Underlying Index from changing due to corporate actions, corporate actions which affect the total market value of the Underlying Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the Underlying Index remains constant and does not reflect the corporate actions of individual companies in the Underlying Index. Index divisor adjustments are made after the close of trading and after the calculation of the index closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at-the-market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company's acquisition of another company in the Underlying Index are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

Summary Information

Unit price at inception:*	[$____]

Inception date:	[ ]

Series Mandatory Dissolution Date:	[ ]

Estimated annual interest income per unit:	$0.00

Annual Distribution dates:	25th day of December

Annual Record dates:	10th day of December

Initial distribution date:	December 25, 2017

Initial record date:	December 10, 2017

CUSIP Number

Standard Accounts:

Fee Based Accounts:

Minimum investment:	[10] units

[Ticker Symbol]

*As of [    ], and may vary thereafter.

Fees and expenses Table

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $[     ] public offering price as of the inception date for standard accounts. If units of the trust are purchased for a Fee Account subject to a Wrap Fee, then investors are eligible to purchase the units at a public offering price that is not subject to, and will not include, the agency commission or concession of [   ]% received by authorized brokers and dealers who are participating in the distribution of the units. Please refer to “Fee Accounts” under “How To Buy Units”. Actual expenses may vary.

Sales Fee	As a % of Public Offering Price	Amount per 10 Units
Initial sales fee (2)	[2.00]%	$[ ]
Creation and development fee (3)	[0.50]%	$[ ]
Maximum sales fee (1)	[2.50]%	$[ ]

Organization costs (4)	[ ]%	$[ ]

Annual Operating Expenses (5)	As a % of Net Assets	Amount per 10 Units
Trustee fee and expenses (6)	0.12%	$[ ]
Supervisory, evaluation and administration fees (7)	[0.07]%	$[ ]
Other	[ ]%	$[ ]
Total	[ ]%	$[ ]

(1)          The maximum sales fee includes an initial sales fee, and the creation and development fee to compensate the sponsor for creating and developing the trust.  The maximum sales fee is equal to [2.50]% of the public offering price per unit. Investors are obligated to pay the entire applicable maximum sales fee, other than for units purchased in Fee Accounts subject to a Wrap Fee.

(2)          The price that you pay to purchase units of the trust includes an initial sales fee. The initial sales fee is the difference between the total sales fee (maximum of [2.50]% of the public offering price per unit) and the creation and development fee. Authorized brokers and dealers who are participating in the distribution of the units, other than for units purchased in Fee Accounts subject to a Wrap Fee, will receive an agency commission or concession equal to [   ]% of the public offering price per unit at the time such units are purchased. Because the creation and development fee is a fixed dollar amount regardless of any changes in the public offering price, the percentage and dollar amount of the initial sales fee will vary as the public offering price varies.  As such, if the public offering price exceeds $[    ] per unit, the initial sales fee will be greater than the percentage and dollar amount provided above.  Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee, other than for units purchased in Fee Accounts subject to a Wrap Fee.

(3)          The sponsor receives the creation and development fee for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is fixed at $[ ] per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be approximately [3] months from the Inception Date. Because the creation and development fee is a fixed dollar amount regardless of any changes in the public offering price, the percentage amount of the creation and development fee will vary as the public offering price varies. The percentage amount that constitutes the creation and development fee as set forth above is based on a $[ ] per unit public offering price as of the inception date. As such, if the public offering price is less than $[    ] per unit, the creation and development fee will be greater on a percentage basis than the percentage provided above.

(4)            The organization cost is fixed at $[ ] per unit. As it is assessed on a fixed dollar amount per unit, it will vary over time as a percentage of the public offering price per unit and is paid by the Trust at the close of the initial offering period, which is expected to be approximately [3] months from the Inception Date. To the extent the actual organization costs are greater than the estimated amount of $[  ] per unit of the trust, only the estimated organization costs will be retained by the sponsor.

(5)          Operating expenses do not include brokerage costs and other transactional fees, or other custody charges. The trust is responsible for the annual operating expenses.

(6)          Trustee fees and expenses are subject to a minimum of $10,000 per annum.

(7)          Supervisory, evaluation and administration fees may be adjusted for inflation without unitholders’ approval, but in no case will the annual fees paid for providing these services be more than the actual cost of providing such services in such year.

Example

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$[ ]
[18] months (life of trust)	$[ ]

Alaia Market Linked Trust, Series 3-1

PORTFOLIO

As of [     ],

FLEX Options (2)	Reference Asset	Options Expiration Date	Strike Price as a % of Initial Reference Value	% of Net Assets	Number of Contracts	Market Value per Contract (1)	Cost of Securities to Trust (1)
Purchased Call Options (3)	SPY(4)	[ ]	[1]%	[ ]%		$[ ]	$[ ]

Purchased Call Options (3)	SPY(4)	[ ]	100%	[ ]%		$[ ]	$[ ]

Total Purchased Options				[ ]%			$[ ]

Written Call Options (3)	SPY(4)	[ ]	[ ]%	[ ]%		$[ ]	$[ ]

Total Written Options				[ ]%			$[ ]

Total Options				[ ]%			$[ ]

TOTAL			[ ]%			$[ ]

Notes to Portfolio

Alaia Capital, LLC is the evaluator of the trust. Alaia Capital, LLC determined the initial prices of the securities shown under “Portfolio” in this prospectus as of the close of business on the day before the date of this prospectus.

(1)  The value of FLEX Options is based on the last quoted price for the Options where readily available and appropriate. In cases where the Options were not traded on a valuation date or where the evaluator determines that market quotations are unavailable or inappropriate (e.g. due to infrequent transactions, thin trading or otherwise), the value of the Options may be based on the last asked or bid price provided by dealers active in market-making of securities similar to the Options in the over-the-counter market if available and appropriate. During the initial offering period the determination for the Purchased Call Options will generally be on the basis of ask prices and for the Written Call Options will generally be on the basis of bid prices. After the initial offering period ends, such determination for the Purchased Call Options will generally be on the basis of bid prices and for the Written Call Options will generally be on the basis of ask prices.

If market quotes, ask prices and bid prices are unavailable or inappropriate (e.g. due to infrequent transactions, thin trading or otherwise), each Option’s value is based on the evaluator’s good faith determination of the fair value of the Options at its reasonable discretion. To determine the fair value of the Options, where and if available, the evaluator may use values generated using third party valuation services.  The evaluator may also generate their own model-based valuations of the Options, including using the Black-Scholes model for option valuation and use current market quotations and ask/bid prices for comparable listed options that are more actively traded.

Account Standards Codification 820, “Fair Value Measurements” establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the trust. The framework under the standard is comprised of a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quote prices (unadjusted) for identical assets or liabilities in active markets that the trust has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect on a trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment’s assigned level as described above.

The following table summarizes the trust’s investment as of the trust’s inception, based on inputs used to value them:

	Level 1	Level 2	Level 3
Purchased Options	$0	$[ ]	$0
Written Options	0	$[ ]	0
Total	$0	$[ ]	$0

The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of securities to the trust) are $_____________ and $_____________ respectively.

(2) Each Option contract entitles the holder thereof (i.e. the purchaser of the Option) to purchase (for the Call Options) 100 shares of the Reference Asset at the strike price.
(3) This is a non-income producing security. (4) SPY is the ticker symbol for the SPDR® S&P 500® ETF Trust.

Principal Risks

As with all investments, you can lose money by investing in the units of the trust. The trust also might not perform as well as you expect. This can happen for several reasons, including the following:

•
The trust is designed to achieve its investment objective over the life of the trust. The trust’s investment objective has not been designed to deliver on its objective if the units are bought at prices different than the Inception Value of the units or are redeemed prior to the Series Mandatory Dissolution Date. Prior to the Series Mandatory Dissolution Date, the value of the securities in the trust could vary because of related factors other than the value of the Reference Asset. Certain related factors include interest rates, implied volatility levels and dividend yields of the Reference Asset, implied dividend levels of the Reference Asset, the Underlying Index and the securities comprising the Underlying Index, and general market conditions.

•
Security prices will fluctuate. The value of your investment may fall over time. Amounts available to distribute to unitholders upon dissolution of the trust will depend primarily on the performance of the trust’s investment and are not guaranteed. Upon dissolution of the trust and at any other point in time, the units may be worth less than your original investment. The value of the units will decrease over time by the trust annual fees and expenses.

•
Gain or loss on the units is subject to a capped upside and no downside protection. The maximum gain or loss for units purchased at their Inception Value and held for the life of the trust is based on the value of the Reference Asset, subject to the Maximum Amount per Unit. If the value of the Reference Asset increases more than approximately [  ]% over the Initial Reference Value as of the Options Expiration Date, the amount per unit will be capped at the Maximum Amount per Unit and their performance will be less than any performance of the Reference Asset of greater than [  ]%. If the Reference Asset declines relative to the Initial Reference Value over the life of the trust, unitholders may experience significant losses on their investment and potentially as much as [99]% of their investment, if the value of the Reference Asset declines by more than this amount. Due to trust fees and expenses, at the Series Mandatory Dissolution Date the value of the units will be reduced, and the Maximum Loss per Unit will be subject to increase. The trust’s ability to provide enhanced return and capped upside at the Maximum Amount per Unit is dependent on unitholders purchasing units at a price equal to their Inception Value and holding them until the Series Mandatory Dissolution Date. You may realize a gain or loss that is higher or lower than the intended gains or losses as a result of redeeming units prior to the Series Mandatory Dissolution Date, where Options are otherwise terminated by the trust prior to expiration, if the trust is unable to maintain the proportional relationship of the Options based on the number of Option contracts in the trust’s portfolio, if a Corporate Action occurs with respect to the Reference Asset or because of increases in potential tax-related expenses and other expenses of the trust.

•	You may lose substantially all (up to [99]%) of your investment. The trust does not provide principal protection and you may not receive the return of the capital you invest.

•
The value of the Options may change with the implied volatility of the Reference Asset, the Underlying Index and the securities comprising the Underlying Index. No one can predict whether implied volatility will rise or fall in the future.

•
The values of the Options do not increase or decrease at the same rate as the Reference Asset. The Options are all European style options, which means that they will be exercisable at the strike price only on the Options Expiration Date. Prior to the Options Expiration Date, the value of the Options will be determined based upon market quotations or using other recognized pricing methods. The value of the Options prior to the Options Expiration Date may vary because of related factors other than the value of the Reference Asset. Factors that may influence the value of the Options are interest rate changes, implied volatility levels of the Reference Asset, the Underlying Index and the securities comprising the Underlying Index, and general economic conditions, among others.

•	The trust may experience substantial exposure to losses from the Options.

•
Credit risk is the risk an issuer, guarantor or counterparty of a security in the trust is unable or unwilling to meet its obligation on the security. The OCC acts as guarantor and central counterparty with respect to the FLEX Options. As a result, the ability of the trust to meet its objective depends on the OCC being able to meet its obligations

•
Unitholders will not have control, voting rights or rights to receive cash dividends or other distributions or other rights that holders of a direct investment in the Reference Asset or its constituents would have.

•
Cash balances may be insufficient to meet any or all expenses of the Trust. If the cash balances in the income and capital accounts are insufficient to provide for expenses and other amounts payable by the trust, the trust may sell trust property to make such payments. These sales may result in losses to unitholders and the inability of the trust to meet its investment objective. You could experience a dilution of your investment if we increase the size of the trust as we sell units. There is no assurance that your investment will maintain its size or composition.

•
Liquidity risk is the risk that the value of an Option will fall if trading in the Option is limited or absent. No one can guarantee that a liquid secondary trading market will exist for the Options. Trading in the Options may be less deep and liquid than the market for certain other securities. FLEX Options may be less liquid than certain non-customized options. In a less liquid market for the Options, terminating the Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In a less liquid market for the Options, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the Options and your units.

•
It is not anticipated that there will be an existing market for options with the same customized terms as the Options and an active market may not be established. Prior to the trust’s inception date, there has been no existing trading market for the Options.

•
The trust might not achieve its objective in certain circumstances. Certain circumstances under which the trust might not achieve its objective are if the trust disposes of Options, if the trust is unable to maintain the proportional relationship based on the number of Option contracts of the Options in the trust’s portfolio, or because of trust expenses or due to adverse tax law changes affecting treatment of the Options.

•
Under certain circumstances, current market prices may not be available with respect to the Options. Under those circumstances, the value of the Options will require more reliance on the judgment of the evaluator than that required for securities for which there is an active trading market. This creates a risk of mispricing or improper valuation of the Options which could impact the value received or paid for units.

•
Creation of additional units subsequent to the initial deposit may alter the proportional relationship based on the number of Option contracts in the portfolio. If the trust is unable to maintain the proportional relationship between the Options in the portfolio, it may be unable to achieve its objective.

•	We do not actively manage the portfolio. Except in limited circumstances, the trust will hold, and continue to buy the same securities even if their market value declines.

•
Tax risk.  The trust intends to elect and to qualify each year to be treated as a regulated investment company (“RIC”) under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).  As a RIC, the trust will not be subject to U.S. federal income tax on the portion of its net investment income and net capital gain that it distributes to unitholders, provided that it satisfies certain requirements of the Code. If the trust does not qualify as a RIC for any taxable year and certain relief provisions are not available, the trust’s taxable income will be subject to tax at the trust level and to a further tax at the unitholder level when such income is distributed. See “Investment Risks—Tax Risks” and “Taxes” sections in this prospectus for further information.

Who Should Invest

You should consider this investment if you want:

•	the potential for enhanced capital appreciation on the Reference Asset subject to a cap.

•	a growth-oriented investment that will receive no periodic distributions.

•	to accept the risk of as much as a [99]% loss of your investment.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in option contracts.

•	are uncomfortable with exposure to the risks associated with the Options.

•	are uncomfortable with a return that depends upon the performance of the Reference Asset.

•	are seeking unlimited capital appreciation potential and do not want potential returns capped.

•	are uncomfortable with the risk that you may lose substantially all [99]% of your investment.

•	are uncomfortable with not receiving any income or periodic distributions.

Hypothetical Option Expiration Examples

The following table illustrates the expected payments due on the Options on the Options Expiration Date and examples of hypothetical trust gains and losses for units held from the date the Option strikes are set to the scheduled Series Mandatory Dissolution Date. These amounts are net of the maximum sales fee and all other estimated trust fees and expenses. The examples are based on various hypothetical values of “Reference Asset Returns” (Final Reference Value/Initial Reference Value - 100%) over the life of the trust, and the consequent expected values of the Options. Reference Asset Returns represent the percentage price increase or decrease of the values of the Reference Asset from the time when the Option strike prices are set to the close of the market on the Options Expiration Date.

The table below is a hypothetical illustration of the mathematical principles underlying the trust’s investment strategy and the expected value of the Options on the Options Expiration Date. The amounts under “Hypothetical final distribution on Series Mandatory Dissolution Date per unit” and “Hypothetical return per unit” are net of all estimated fees and expenses. The illustration does not predict or project the performance of units, the trust or the trust’s investment strategy. For an explanation of the Option computations, please refer to the discussion under “Principal Investment Strategy.”

The amount shown in the table below under “Estimated trust expenses per unit (over life of trust)” is an estimate of the annual operating expenses per unit based on the amounts shown under “Fee and Expenses Table” and based on an assumed trust’s Inception Value on the trust inception date of $10.00.  The “Cash value per unit” is the amount of cash and/or cash equivalents per unit on the trust inception date. The “Sub-total per unit” is the sum of the “Net Payments on Options on Options Expiration Date” and the “Cash value per unit.” The amount shown under “Hypothetical final distribution on Series Mandatory Dissolution Date per unit” is the sum of the “Sub-total per unit” minus “Estimated trust expenses per unit (over life of trust).” The amount shown under “Hypothetical return per unit on initial net asset value” is the “Hypothetical final distribution on Series Mandatory Dissolution Date per unit” divided by the net asset value per unit at inception. Units will not be purchased at the net asset value but at the public offering price. The amount shown under “Hypothetical return per unit on initial public offering price – Fee Accounts” is the “Hypothetical final distribution on Series Mandatory Dissolution Date per unit” divided by the initial public offering price per unit for Fee Accounts, subject to a Wrap Fee. The amount shown under “Hypothetical return per unit on initial public offering price” is the “Hypothetical final distribution on Series Mandatory Dissolution Date per unit” divided by the initial public offering price per unit. Amounts are rounded for ease of understanding. The actual amounts that you receive or actual losses that you experience may vary from these estimates with the actual value of the Options on the Options Expiration Date, changes in expenses or a change in the proportional relationship of the Options based on the number of Option contracts.

The table below and the written examples that follow all assume a Maximum Amount per Unit of $[    ], an Upside Multiplier of [3]x, a Maximum Loss per Unit of $[9.90], a public offering price at inception of $[    ] or $[    ] for units purchased in Fee Accounts subject to a Wrap Fee, and an Inception Value per unit of $[10.00]. The actual Maximum Amount per Unit, Upside Multiplier, Maximum Loss per Unit, public offering price, Inception Value, estimated trust expenses per unit and other estimates will likely differ and some will be set at the close of regular trading on the New York Stock Exchange on the date prior to the inception date.

Hypothetical Reference Asset Return	Net payment on Options on Options Expiration Date per unit	Cash value per unit	Sub-total per unit	Estimated trust expenses per unit (over life of trust)	Hypothetical final distribution on Series Mandatory Dissolution Date per unit	Hypothetical return per unit on initial net asset value of $[10.00]	Hypothetical return per unit on initial public offering price of $[ ] - Fee Accounts	Hypothetical return per unit on initial public offering price of $[ ]
40%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[ ]%
35%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[ ]%
30%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[ ]%
25%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[ ]%
20%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[ ]%
15%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[ ]%
10%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[ ]%
5%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[ ]%
0%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[ ]%
-5%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[ ]%
-10%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[]%
-15%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[]%
-20%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[]%
-25%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[]%
-30%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[]%
-35%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[]%
-40%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[]%
-45%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[]%
-50%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[]%
-55%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[]%
-60%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[]%
-65%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[]%
-70%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[]%
-75%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[]%
-80%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[]%
-85%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[]%
-90%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[]%
-95%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[]%
-100%	$[ ]	$[ ]	$[ ]	$[ ]	$[ ]	[ ]%	[ ]%	[]%

The table above is provided for illustrative purposes only and is hypothetical. The public offering price per unit at inception is $[      ] or $[       ] for Fee Accounts subject to a Wrap Fee, so only “Hypothetical final distribution on Series Mandatory Dissolution Date  per unit” levels over this amount represent a positive return on an investment in units purchased at this price. Amounts below represent a loss. The table above does not purport to be representative of every possible scenario concerning increases or decreases in the value of the Reference Asset. No one can predict the Final Reference Value or the value of the Options on the Options Expiration Date. The assumptions made in connection with the examples may not reflect actual events. You should not take these examples as an indication or assurance of the expected performance of the Reference Asset or the gain or loss on trust units.

These examples are merely intended to illustrate the operation of the Options at the Options Expiration Date and the amount per unit that the trust would receive in certain situations at the Series Mandatory Dissolution Date. These examples also illustrate how the gains or losses to the trust from the Options vary depending on the performance of the Reference Asset. These examples assume that the units were purchased at the trust’s inception and held until the trust’s dissolution date, and that the Options are held by the trust to the Options Expiration Date on [     ].

For example, based on the stated assumptions, if the hypothetical Reference Asset Return was 35%, then, at the Series Mandatory Dissolution Date:

•	the trust would receive a net payment on the Options expected to be approximately $[ ] per unit at the Options Expiration Date consisting of:

o	the trust receiving a payment of approximately $[ ] per unit on the Purchased Call Options,

o	the trust being obligated to make a payment of approximately $[ ] per unit on the Written Call Options;

•	approximately $[ ] in cash per unit would remain after paying all estimated trust fees and expenses; and

•
the hypothetical total return of the trust to unitholders who purchase the units at a public offering price of $[     ] would be approximately [  ]% net of estimated trust fees and expenses.  The hypothetical total return of the trust to unitholders who purchase the units in Fee Accounts subject to a Wrap Fee at a public offering price of $[     ] would be approximately [  ]% net of estimated trust fees and expenses.

Or, if the hypothetical Reference Asset Return was 3%, then, at the Series Mandatory Dissolution Date:

•	the trust would receive a net payment on the Options, which is expected to be approximately $[ ] per unit at the Options Expiration Date consisting of:

o	the trust receiving a payment of approximately $[ ] per unit on the Purchased Call Options,

o	no payment being made with respect to the Written Call Options as they would expire worthless;

•	approximately $[ ] in cash per unit would remain after paying all estimated trust fees and expenses; and

•
the hypothetical total return of the trust to unitholders who purchase the units at a public offering price of $[     ] would be approximately [   ]% net of estimated trust fees and expenses. The hypothetical total return of the trust to unitholders who purchase the units in Fee Accounts subject to a Wrap Fee at a public offering price of $[     ] would be approximately [   ]% net of estimated trust fees and expenses.

Or if the hypothetical Reference Asset Return was [–20]%, then, at the Series Mandatory Dissolution Date:

•	the trust would receive a net payment on the Options, which is expected to be approximately $[ ] per unit at the Options Expiration Date consisting of:

o	the trust receiving a payment of approximately $[ ] per unit on the Purchased Call Options,

o	no payment being made with respect to the Written Call Options as they would expire worthless;

•	approximately $[ ] in cash per unit would remain after paying all estimated trust fees and expenses; and

•
the hypothetical total return of the trust to unitholders who purchase the units at a public offering price of $[     ] would be approximately [-   ]% net of estimated trust fees and expenses. The hypothetical total return of the trust to unitholders who purchase the units in Fee Accounts subject to a Wrap Fee at a public offering price of $[     ] would be approximately [-   ]% net of estimated trust fees and expenses.

These examples do not show the past performance of the Reference Asset or any investment. These examples are for illustrative purposes only and are not intended to be indicative of future results of the Reference Asset, the Options or the trust’s units.

You may realize a return that is higher or lower than the intended returns as a result of redeeming units prior to the Series Mandatory Dissolution Date, where Options are otherwise terminated by the trust prior to expiration, if the trust is unable to maintain the proportional relationship of the Options based on the number of Option contracts in the trust’s portfolio, if a Corporate Action occurs with respect to the Reference Asset or because of increases in potential tax-related expenses and other expenses of the trust.

Reference Asset Past Performance

We obtained the historical information about the Reference Asset in the chart and the graph below from publicly available sources. We have not independently verified the accuracy or completeness of the information obtained from publicly available sources.

The following table sets forth the quarterly high, low, and closing prices of the Reference Asset for each calendar quarter in the period from January 1, 2007 through September 15, 2017.  The closing prices listed below were obtained from publicly available information at Bloomberg Financial Markets, rounded to two decimal places.  The historical closing prices of the Reference Asset should not be taken as an indication of its future performance.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
3-Jan-07	30-Mar-07	146.04	137.35	142.00
2-Apr-07	29-Jun-07	154.10	142.16	150.43
2-Jul-07	28-Sep-07	155.07	141.04	152.58
1-Oct-07	31-Dec-07	156.48	140.95	146.21
2-Jan-08	31-Mar-08	144.93	128.00	131.97
1-Apr-08	30-Jun-08	143.05	127.53	127.98
1-Jul-08	30-Sep-08	130.71	111.38	115.99
1-Oct-08	31-Dec-08	116.06	75.45	90.24
2-Jan-09	31-Mar-09	93.47	68.11	79.52
1-Apr-09	30-Jun-09	95.08	81.06	91.95
1-Jul-09	30-Oct-09	109.79	87.96	103.56
2-Nov-09	31-Dec-09	112.72	104.32	111.44
4-Jan-10	31-Mar-10	117.41	105.89	117.00
1-Apr-10	30-Jul-10	121.81	102.20	110.27
2-Aug-10	30-Sep-10	114.82	105.23	114.13
1-Oct-10	31-Dec-10	125.92	113.75	125.75
3-Jan-11	31-Mar-11	134.53	126.18	132.59
1-Apr-11	30-Jun-11	136.43	126.81	131.97
1-Jul-11	30-Sep-11	135.36	112.26	113.15
3-Oct-11	30-Dec-11	128.63	109.93	125.50
3-Jan-12	30-Mar-12	141.61	127.50	140.81
2-Apr-12	29-Jun-12	141.84	128.10	136.10
2-Jul-12	28-Sep-12	147.24	133.51	143.97
1-Oct-12	31-Dec-12	146.20	135.70	142.41
2-Jan-13	28-Mar-13	156.73	145.55	156.67
1-Apr-13	28-Jun-13	167.17	154.14	160.42
1-Jul-13	30-Sep-13	173.05	161.21	168.01
1-Oct-13	31-Dec-13	184.69	165.48	184.69
2-Jan-14	31-Mar-14	188.26	174.17	187.01
1-Apr-14	30-Jun-14	196.48	181.51	195.72
1-Jul-14	30-Sep-14	201.82	191.03	197.02
1-Oct-14	31-Dec-14	208.72	186.27	205.54
2-Jan-15	31-Mar-15	211.99	199.02	206.43
1-Apr-15	30-Jun-15	213.50	205.47	205.89
1-Jul-15	30-Sep-15	212.62	187.23	191.59
1-Oct-15	31-Dec-15	211.00	192.16	203.87
4-Jan-16	31-Mar-16	206.02	182.86	205.52
1-Apr-16	30-Jun-16	212.37	199.60	209.48
1-Jul-16	30-Sep-16	219.09	208.41	212.55
1-Oct-16	31-Dec-16	227.76	208.55	223.53
3-Jan-17	31-Mar-17	239.78	225.24	235.74
1-Apr-17	30-Jun-17	244.66	232.51	241.80
1-Jul-17	15-Sept-17*	250.17	240.55	249.19
*The “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for the shortened period from July 1, 2017 to September 15, 2017 only, and do not reflect complete data for the third calendar quarter of 2017.

The following graph shows the daily historical performance of the Reference Asset in the period from January 3, 2007 through September 15, 2017.

This historical data on the Reference Asset is not necessarily indicative of its future performance or what the value of the units may be. Any historical upward or downward trend in the level of the Reference Asset during any period set forth above is not an indication that the level of the Reference Asset is more or less likely to increase or decrease at any time over the term of the units. The historical data of the Reference Asset does not reflect any historical or estimated historical performance of the trust’s investment strategy as the historical data does not reflect the application of Capped Returns or the Maximum Amount per Unit, any Enhanced Participation or the Upside Multiplier, or the Maximum Loss per Unit, nor does the historical data reflect the payment by the trust of any fees or expenses.

Before investing in the units, you should consult publicly available sources for the levels of the Reference Asset.

How To Buy Units

You can buy units of the trust on any business day the New York Stock Exchange is open by contacting your financial professional. The public offering price of units includes:

•	the net asset value per unit, plus

•	cash to pay organization costs, plus

•	the initial sales fee, plus

•	accrued interest, if any.

The “net asset value per unit” is the value of the securities, cash and other assets in the trust reduced by the liabilities of the trust divided by the total units outstanding. We often refer to the public offering price of units as the “offer price” or “purchase price.” The offer price will be effective for all orders received at a designated time prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). Units of the trust are available for purchase through financial professionals, including the sponsor, and are not available for purchase directly from the trust. If we receive your order on or prior to such designated time or authorized financial professionals receive your order prior to that time and properly transmit the order to us by the time that we designate, then you will receive the price computed on the date of receipt. If we receive your order after such time, if authorized financial professionals that have executed selling agreements with the sponsor receive your order after that time or if orders are received by such persons and are not transmitted to us in a timely manner, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers, custodians or other processing organizations may charge a transaction or other fee for processing unit purchase orders.

Value of the Securities: We, through the evaluator, determine the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open.

To determine the fair value of the FLEX Options, where available, we will start the last quoted prices for the Options where readily available and appropriate. In cases where the Options were not traded on the valuation date or where the evaluator determines that market quotations are unavailable or inappropriate (e.g. due to infrequent transactions, thin trading or otherwise), the value of the Options may be based on the last asked or bid price provided by dealers active in market-making of securities similar to the Options in the over-the-counter market, if available and appropriate. If market quotes, ask prices and bid prices are unavailable or inappropriate, each Option’s value is based on the evaluator’s good faith determination of the fair value of the Options at its reasonable discretion. To determine the fair value of the Options, where and if available, the evaluator may use values generated using third party valuation services.  The evaluator may also generate their own model-based valuations of the Options, including using the Black-Scholes model for option valuation and using current market quotations and ask/bid prices for comparable listed options that are more actively traded.

During the initial offering period the determination for the Purchased Call Options will generally be on the basis of ask prices and for the Written Call Options will generally be on the basis of bid prices. After the initial offering period ends, such determination for the Purchased Call Options will generally be on the basis of bid prices and for the Written Call Options will generally be on the basis of ask prices. The ask side price generally represents the price at which dealers, market-makers or investors in the market are willing to sell a security and the bid side evaluation generally represents the price that dealers, market-makers or investors in the market are willing to pay to buy a security. The bid side evaluation is lower than the ask side evaluation. As a result of this pricing method, unitholders should expect a decrease in the net asset value per unit on the day following the end of the initial offering period equal to the difference between the current ask side evaluation and bid side evaluation of the Options.

Alaia Capital, LLC determined the initial prices of the securities shown under “Portfolio” in this prospectus on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price at the time the registration statement filed with the Securities and Exchange Commission (the “Commission”) becomes effective.

Organization Costs. During the initial offering period, part of the public offering price of the units represents a fixed amount per unit to pay the costs of creating the trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the trustee, initial fees and expenses paid to the portfolio consultant, if any, and, if applicable, any license provider, and the initial audit.

Sales Fee.

You pay a fee in connection with purchasing units. We refer to this fee as the “maximum sales fee.” The maximum sales fee equals [2.50]% of the public offering price per unit. The maximum sales fee consists of the initial sales fee and the creation and development fee. You pay the maximum sales fee at the time you buy units other than for units purchased in Fee Accounts subject to a Wrap Fee. Based on a $[        ] per unit public offering price on the Inception Date, the initial sales fee per unit is [   ]% of the public offering price (i.e., a maximum sales fee per unit of [   ]% of the public offering price minus a creation and development fee of $[   ] per unit).

The creation and development fee is a fixed dollar amount per unit and the trust must charge this amount per unit regardless of any decrease in net asset value. If you buy units at prices of less than the initial public offering price per unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than [0.50]% of the public offering price per unit.

Authorized brokers and dealers who are participating in the distribution of the units, other than for units purchased in Fee Accounts subject to a Wrap Fee, will receive an agency commission or concession equal to [   ]% of the then applicable public offering price per unit at the time such units are purchased.

Because the creation and development fee is a fixed dollar amount regardless of any changes in the public offering price, the percentage and dollar amount of the initial sales fee will vary as the public offering price varies.  As such, if the public offering price exceeds $[    ] per unit, the initial sales fee will be greater than the percentage and dollar amount provided in the Fees and Expenses Table.  Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

Fee Accounts. Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts (“Fee Accounts”) periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive “wrap fee” charge (“Wrap Fee”) is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase units in these Fee Accounts, your financial advisor must purchase units designated with one of the Fee Account CUSIP numbers, if available. Please contact your financial advisor for more information. If units of the trust are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., the trust is “Wrap Fee Eligible”) then investors are eligible to purchase the units at a public offering price that is not subject to, and will not include, the agency commission or concession of [   ]% received by authorized brokers and dealers who are participating in the distribution of the units, will be subject to the maximum sales fee net of such agency commission or concession amount and the organization costs.

Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the trust.

Minimum Purchase. The minimum amount you can purchase of the trust appears under “Summary Information,” but such amounts may vary depending on your selling firm.

Retirement Accounts. The portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

Employees. We waive the initial sales fee for purchases made by officers, directors and employees of the sponsor, the portfolio consultant, evaluator and its affiliates and their family members (spouses, children and parents), or by registered representatives of selling firms for the units and their family members (spouses, children or parents). These purchases are not subject to the initial sales fee but will be subject to the creation and development fee and the organization costs. These discounts apply during the initial offering period and in the secondary market. All employee discounts are subject to the policies of the related selling firm. Only officers, directors and employees of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

How To Sell Your Units

You can sell or redeem your units on any business day the New York Stock Exchange is open through your financial professional or the trustee of the trust. Unit prices are available through your financial professional. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any creation and development fee if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the “liquidation price.” Certain broker-dealers, custodians or other processing organizations may charge a transaction or other fee for processing unit redemption or sale requests.

Selling Units. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay any creation and development fee or organizational costs if you sell units during the initial offering period. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

Redeeming Units. You may redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any creation and development fee or organization costs if you redeem units during the initial offering period. You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to a designated time before the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals that are properly transmitted to the trustee by the time designated by the trustee, are priced based on the date of receipt. Redemption requests received by the trustee after such designated time, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the trustee until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Commission permits.

Distributions

Distributions. The trust generally pays distributions of its net investment income, if any, along with any excess capital on each distribution date to unitholders of record on the preceding record date. The record and distribution dates are shown under the “Summary Information” section of this prospectus. In some cases, the trust might pay a special distribution if it holds an excessive amount of cash pending distribution. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year because it is structured as a “regulated investment company” for federal tax purposes.

Interest and dividends received by the trust, is credited by the trustee to the trust’s “income account.” Other receipts are credited to the “capital account.” After deduction of amounts sufficient to reimburse the trustee, without interest, for any amounts advanced and paid to the sponsor as the unitholder of record as of the first settlement date, income received will be distributed on each distribution date to unitholders of record as of the preceding record date, provided that all distributions will be net of fees and expenses. Consequently, if fees and expenses are higher that the funds received in the income account, no distributions will be made. Funds in the capital account will be distributed on each distribution date to unitholders of record as of the preceding record date provided that the amount available for distribution therein shall equal at least $0.10 per unit.

Investors who purchase units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase.

Estimated Distributions. The estimated net annual interest income per unit as of the close of business the day before the trust’s inception date is shown under the “Summary Information” section of this prospectus. This amount assumes no changes in trust fees and expenses, no changes in current interest rates, no default or any calls, sales, prepayments or other liquidations of bonds, if any, prior to the stated maturity date of the bonds. The actual distributions that you receive, if any, will vary from this estimate with changes in expenses, interest rates and maturity, call, default or sale of bonds.

Reports. The trustee or your financial professional will make available to you a statement showing income and other receipts of the trust for each distribution. Each year the trustee will also provide an annual report on the trust’s activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for the trust, if available.

Investment Risks

All investments involve risk. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that the trust will achieve its objective or that your investment return will be positive over any period.

Market risk is the risk that the value of the securities in the trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, or ratings on a security. While the Options are related to the performance of the Reference Asset, the return on the Options depends on the level of the Reference Asset at the Options Expiration Date. The Options Expiration Date is [      ]. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. The trust will not sell a security solely because the market value falls as is possible in a managed fund.

Options risk. The value of the Options will be affected by, among others, changes in the value of the Reference Asset, the Underlying Index and the securities comprising the Underlying Index, changes in interest rates, changes in the actual and implied volatility, as well as in dividend yields, of the Reference Asset, the Underlying Index and the securities comprising the Underlying Index, and the remaining time to the Options Expiration Date. The value of the Options does not increase or decrease at the same rate as the level of the Reference Asset (although they generally move in the same direction). However, as an Option approaches its expiration date, its value increasingly moves with the value of the Reference Asset. The value of the Written Options may reduce the value of your units. The Written Options create an obligation to potentially make a payment in contrast to the Purchased Options, which create an obligation to potentially receive a payment. As the value of the Written Option contracts increases, it has a negative impact on the value of your units. The trust may experience substantial downside from specific option contracts positions and certain option contract positions may expire worthless.

Reference Asset performance. The Options contracts represent indirect positions in the Reference Asset and are subject to changes in value as the value of the Reference Asset rises or falls. The settlement value of the Options is based on the value of the Reference Asset on the Options Expiration Date, and will be substantially determined by market conditions and the value of the Reference Asset as of such time. The value of the Reference Asset will fluctuate over time based on changes in the price of the securities comprising the Underlying Index, all of which may be impacted by changes in general economic conditions, expectations for future economic growth and corporate profits, and interest rates in the United States.

Credit risk is the risk that an issuer, guarantor or counterparty of a security in the trust is unable or unwilling to meet its obligation on the security. The OCC guarantor and central counterparty create credit risk with respect to the FLEX Options. As a result, the ability of the trust to meet its objective depends on the OCC being able to meet its obligations. Capped upside and no downside protection. The maximum amount for units purchased and held for the life of the trust is subject to the Maximum Amount per Unit. If the value of the Reference Asset increases more than approximately [  ]% over the Initial Reference Value as of the Options Expiration Date, the return on units purchased at a price equal to their Inception Value and held for the life of the trust will be capped and such return will be less than any performance of the Reference Asset of greater than [  ]%. If the Reference Asset declines relative to the Initial Reference Value over the life of the trust, unitholders may experience losses of up to [99]% on their investment. Due to trust fees and expenses, at the Series Mandatory Dissolution Date the value of the units will be reduced, and the Maximum Loss per Unit will be subject to increase. The trust’s ability to provide enhanced return and capped upside at the Maximum Amount per Unit is dependent on unitholders purchasing units at a price equal to their Inception Value and holding them until the Series Mandatory Dissolution Date. You may realize a gain or loss that is higher or lower than the intended gains or losses as a result of redeeming units prior to the Series Mandatory Dissolution Date, where Options are otherwise liquidated by the trust prior to expiration, if the trust is unable to maintain the proportional relationship of the Options based on the number of Option contracts in the trust’s portfolio, if a Corporate Action occurs with respect to the Reference Asset or because of increases in potential tax-related expenses and other expenses of the trust or otherwise.

Price Fluctuation Risk. The Option payouts are dependent on the level of the Reference Asset. The value of the Options may be adversely affected by various factors, including factors resulting in positive or negative movements in the value of the Reference Asset. The value of the Reference Asset will fluctuate over time based on changes in general economic conditions, expectations for future economic growth and corporate profits, interest rates, the supply and demand for the particular securities, events impacting the securities of the issuers comprising the Underlying Index and other factors.

Sale of Trust Property to pay Trust Expenses. If the cash balances in the income and capital accounts are insufficient to provide for expenses and other amounts payable by the trust, the trust may sell trust property to pay such amounts. These sales may result in losses to unitholders and the inability of the trust to meet its investment objective.

Legislation risk. Tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service (the “IRS”) could affect the value of the trust by changing the taxation or tax characterizations of the portfolio securities, or dividends and other income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future. Various legislative initiatives will be proposed from time to time in the United States and abroad which may have a negative impact on certain of the securities represented in the trust. No one can predict whether any legislation will be proposed, adopted or amended by Congress and no one can predict the impact that any other legislation might have on the trust or its portfolio securities.

Tax Risk.  The trust intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code.  As a RIC, the trust will not be subject to U.S. federal income tax on the portion of its net investment income and net capital gain that it distributes to unitholders, provided that it satisfies certain requirements of the Code, including a requirement that the “issuers” of the trust’s assets be sufficiently diversified. There is no published IRS guidance or case law on how to determine the “issuer” of various derivatives that the trust will enter into.  Therefore, there is a risk that the trust will not meet the Code’s diversification requirements and will not qualify, or will be disqualified, as a RIC.  For example, stock in another RIC is treated as automatically diversified for purposes of the RIC diversification tests. The trust intends to treat the Reference Asset as the issuer of the Options for diversification test purposes and, assuming the Reference Asset is stock in a RIC, the trust intends to treat the Options as “issued” by a RIC.  This, in turn, would allow the trust to count the Options as automatically diversified investments under the Code’s diversification requirements. If, instead, the Options are not treated as issued by a RIC for diversification test purposes (or the Reference Asset is not classified as a RIC), there is a risk that the trust could lose its RIC status.

The trust’s investments in offsetting positions with respect to the Reference Asset may affect the character of gains or losses realized by the trust under the Code’s “straddle” rules and may increase the amount of short-term capital gain realized by the trust.  Such short-term capital gain is taxed as ordinary income when distributed to unitholders in a non-liquidating distribution. As a result, if the trust makes a non-liquidating distribution of its short-term capital gain, the amount which must be distributed to unitholders as ordinary income may be increased substantially as compared to a trust that did not engage in such transactions. Accordingly, unitholders could have a lower after-tax return from investing in the trust than investing directly in the Reference Asset. Unitholders should read the material under the heading “Taxes—Disposition of Units (including upon the Series Mandatory Dissolution Date)” for a description of the consequences of receiving a liquidating distribution from the trust, including a liquidating distribution of the trust’s short-term capital gain.

If the trust did not qualify as a RIC for any taxable year and certain relief provisions were not available, the trust’s taxable income would be subject to tax at the trust level and to a further tax at the shareholder level when such income is distributed. In such event, in order to re-qualify for taxation as a RIC, the trust might be required to recognize unrealized gains, pay substantial taxes and interest and make certain distributions. This would cause investors to incur higher tax liabilities than they otherwise would have incurred and would have a negative impact on trust returns. In such event, the trust may reorganize, close or materially change its investment objective and strategies.

The Options included in the portfolio are exchange-traded options. Under Section 1256 of the Code, certain types of exchange-traded options are treated as if they were sold (i.e., “marked to market”) at the end of each year. Gain or loss is recognized on this deemed sale. Such treatment could cause the trust to recognize taxable income without receiving cash. In order to maintain its RIC qualification, the trust must distribute at least 90% of its income annually. If the Options are subject to Section 1256 of the Code, and the trust is unable to distribute marked-to-market gains to its unitholders, the trust may lose its RIC qualification and be taxed as a regular corporation.

Implied volatility risk is the risk that the value of the Options may change with the implied volatility of the Reference Asset, the Underlying Index and the securities comprising the Underlying Index. No one can predict whether implied volatility will rise or fall in the future.

Liquidity risk is the risk that the value of an Option will fall in value if trading in the Option is limited or absent. No one can guarantee that a liquid secondary trading market will exist for the Options. Trading in the Options may be less deep and liquid than certain other securities. FLEX Options may be less liquid than certain non-customized options. In a less liquid market for the Options, liquidating the Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In a less liquid market for the Options, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the Options and your units. It is not anticipated that there will be an existing market for options with the exact customized terms as the Options and an active market may not be established. Prior to the trust’s inception date, there has been no existing trading market for the Options.

The potential return is limited. The maximum amount of the units is limited to the Maximum Amount per Unit. Unitholders will not benefit from any positive return of the Reference Asset in excess of [   ]%, the return that, giving effect to the Upside Multiplier, will cause the Maximum Amount per Unit to be reached.

The public offering price at which you purchase units will affect the return on your units. The public offering price will vary over time. Therefore, two unitholders purchasing at different times who hold until the Series Mandatory Dissolution Date (or otherwise redeem on the same day) would experience different returns. All else being equal, unitholders purchasing at a higher price will experience a lesser return (or greater loss) than unitholders who purchased at a lower price. In the same manner, the Maximum Amount per Unit and Maximum Loss per Unit will affect unitholders differently depending on their public offering price.

Valuation Risk. Under certain circumstances, current market prices may not be available with respect to the Options. Under those circumstances, the value of the Options will require more reliance on the judgment of the evaluator than that required for securities for which there is an active trading market. This creates a risk of mispricing or improper valuation of the Options, which could impact the valuation of units.

Potential for loss of initial investment. The trust does not provide principal protection and you may not receive a return of the capital you invest.

No FDIC guarantee. An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Risks related to the Reference Asset

The respective sponsor, publisher, or investment adviser of the Reference Asset or the Underlying Index (each, a “Reference Asset Publisher”) may adjust the Reference Asset or the Underlying Index in a way that affects its value, and they have no obligation to consider your interests.

A Reference Asset Publisher can change the investment policies of the Reference Asset or the policies concerning the calculation of the Reference Asset’s net asset value, or add, delete, or substitute the underlying assets held by the Reference Asset or the components included in the Underlying Index, as the case may be, or make other methodological changes that could change the value of the Reference Asset or the Underlying Index. Additionally, a Reference Asset Publisher may alter, discontinue, or suspend calculation or dissemination of the Reference Asset, the net asset value of the Reference Asset, or the Underlying Index. Any of these actions could adversely affect the value of the Options and the units. The Reference Asset Publishers will have no obligation to consider your interests in calculating or revising the Reference Asset or the Underlying Index.

Trading and hedging activities by us and our affiliates may affect your return on the units and their market value. We and our affiliates may buy or sell shares of the Reference Asset or any of its underlying assets, or futures or options contracts on the Reference Asset or any of its underlying assets. We may execute such purchases or sales for our own accounts, for business reasons or otherwise. These transactions could affect the value of these securities and, in turn, the value of the Reference Asset in a manner that could be adverse to the return on the Options and the units. On or before the inception date of the trust, any purchases or sales by us, our affiliates or others on our behalf may increase the value of the Reference Asset or any of the Reference Asset’s underlying assets. Consequently, the value of the Reference Asset or any of the Reference Asset’s underlying assets may decrease subsequently, adversely affecting the value of the Units.

We or one or more of our affiliates may purchase or otherwise acquire a long or short position in the units, and may hold or resell any units. For example, the sponsor may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities, or any related hedging activities, will not adversely affect the value of the Options, the Reference Asset or the return on the units.

The performance of the Reference Asset and the performance of the Underlying Index may vary. An exchange traded fund is generally designed to track the performance of its underlying index. The performance of the Reference Asset and that of the Underlying Index generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of the Reference Asset may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the Underlying Index. This could be due to, for example, the Reference Asset not holding all or substantially all of the underlying assets included in the Underlying Index and/or holding assets that are not included in the Underlying Index, the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments held by the Reference Asset, differences in trading hours between the Reference Asset (or the underlying assets held by the Reference Asset) and the Underlying Index, or due to other circumstances. This variation in performance is called the “tracking error,” and, at times, the tracking error may be significant.

In addition, because the shares of the Reference Asset are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share of the Reference Asset may differ from its net asset value per share; shares of the Reference Asset may trade at, above, or below its net asset value per share.

For the foregoing reasons, the performance of the Reference Asset may not match the performance of the Underlying Index over the same period. Because of this variance, the return on the Options and the units, to the extent dependent on the performance of the Reference Asset may not be the same as an investment directly in the securities included in the Underlying Index or the same as a debt security with a payment at maturity linked to the performance of the Underlying Index.

Trust Administration

The Alaia Trust. The Alaia Market Linked Trust (the “Alaia trust”) is a Delaware statutory trust organized in series and a unit investment trust registered under the Investment Company Act of 1940. We formed the Alaia trust under a master trust agreement (the “master trust agreement”) by and among Beech Hill Securities, Inc. (as depositor/sponsor), Alaia Capital, LLC (as portfolio consultant, evaluator and supervisor) and The Bank of New York Mellon (as trustee). For each separate trust series created under the master trust agreement by means of a series trust agreement (a “series trust agreement”), Beech Hill Securities, Inc. will act as depositor/sponsor, Alaia Capital, LLC will act as portfolio consultant, evaluator and supervisor and The Bank of New York Mellon will act as series trustee, unless otherwise indicated in the applicable prospectus for the trust series.  Each series trust agreement incorporates the standard terms and conditions of trust for the market linked trust among Beech Hill Securities, Inc., as depositor, The Bank of New York Mellon, as trustee, and Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor.  Any reference below in this prospectus to the “trust agreement” means the master trust agreement and the applicable series trust agreement, as the context requires.

To create the trust, we deposited securities with the trustee (or contracts to purchase securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities). In exchange, the trustee delivered units of the trust to us. Each unit represents an undivided interest in the assets of the trust. These units remain outstanding until redeemed or until the trust terminates.

Changing Your Portfolio. The trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. The trust will generally buy and sell securities:

•	to pay expenses in the event there is no cash to pay such expenses,

•	to issue additional units or redeem units,

•	in limited circumstances to protect the trust,

•	to make required distributions or avoid imposition of taxes on the trust, or

•	as permitted by the trust agreement.

When the trust sells securities, the composition and diversity of the securities in the portfolio may be altered. If any contract for the purchase of securities fails, the sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. The sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to the trust. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the trust’s inception date. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company. When the trust buys securities, it may pay brokerage or other acquisition fees.

We will increase the size of the trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time the trust buys the securities. When the trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to various brokers including those that sell units or are affiliated with us, the portfolio consultant, the trust or the trustee.

This may impact the proportional relationship of the Options based on the number of Option contracts and impact the trust’s ability to achieve the investment objective. The term “securities,” as used above, includes the Options.

Amending the Trust Agreement. The sponsor, portfolio consultant, evaluator and supervisor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest. We cannot change the trust agreement to reduce your interest in the trust without your consent. Investors owning two-thirds of the units in the trust may vote to change the trust agreement.

Dissolution of The Trust. The trust will dissolve on the dissolution date set forth under “Summary Information” for the trust. The trustee may dissolve the trust early if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. At this size, the expenses of the trust may create an undue burden on your investment. Investors owning two-thirds of the units in the trust may also vote to dissolve the trust early. The trustee will dissolve the trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If this happens, we will refund any sales fee that you paid.

The trustee will notify you of any dissolution and sell any remaining securities. Beginning nine business days prior to, but no later than, the Series Mandatory Dissolution Date, the trustee may begin to liquidate all of the remaining underlying securities on behalf of unitholders in connection with the dissolution of the trust. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your dissolution distribution may be less than the price you originally paid for your units.

The Sponsor. The sponsor of the trust is Beech Hill Securities, Inc. The sponsor is the principal underwriter of the trust. Beech Hill Securities, Inc. is a broker-dealer registered under the Securities Exchange Act of 1934. Beech Hill Securities, Inc. is a corporation organized under the laws of the State of New York. The principal office of Beech Hill Securities, Inc. is 880 Third Avenue, 16th Floor, New York, New York 10022. If the sponsor fails to or cannot perform its duties as sponsor or becomes bankrupt, the portfolio consultant may replace it, continue to operate the trust without a sponsor, or dissolve the trust.

Beech Hill Securities, Inc. and the trust have adopted a code of ethics requiring their employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the trust.

The Trustee. The Bank of New York Mellon is the trustee of the trust with unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.

Portfolio Consultant. Alaia Capital, LLC is the portfolio consultant of your trust with its principal offices located at 10 Corbin Drive, Darien, Connecticut  06820. For its service as portfolio consultant, the trust will pay Alaia Capital, LLC a fee. While the sponsor is responsible for supervising the trust’s portfolio, neither the sponsor nor the portfolio consultant manage the trust.

Alaia Capital, LLC is not an affiliate of the sponsor. Certain employees of Alaia Capital, LLC are registered broker-dealer representatives of Beech Hill Securities, Inc. The portfolio consultant may use the list of securities included in the trust portfolio in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The portfolio consultant may recommend or effect transactions in the securities included in the trust. This may have an adverse effect on the prices of the securities included in the trust. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or trust dissolution. The portfolio consultant may act in connection with the purchase and sale of securities, including the securities included in the trust. The portfolio consultant may receive compensation based on commissions generated by research and/or sales of units. The portfolio consultant may employ agents, advisors or other third parties in the performance of its duties.

You should note that the selection criteria were applied to the securities for inclusion in the trust prior to the trust’s inception date. After this time, the securities included in the trust may no longer meet the selection criteria. Should a security no longer meet the selection criteria, we will generally not remove the security from the trust.

Distribution Of Units

We sell units to the public through broker-dealers and other firms. We pay part of the sales fee to these distribution firms when they sell units. During the initial offering period, the distribution fee (the broker-dealer concession or agency commission) for broker-dealers and other firms is [  ]%. No distribution fee is paid to broker-dealers, investment advisers or other selling firms in connection with unit sales in Fee Accounts subject to a Wrap Fee.

Any sales fee discount is borne by the broker-dealer or selling firm out of the distribution fee. We reserve the right to change the amount of concessions or agency commissions from time to time.

We may provide, at our own expense and out of our own profits, additional compensation and benefits to firms who sell units of the trust and our other products, or provide services aiding the sale of units of the trust. This compensation is intended to result in additional sales of our products and/or compensate firms for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by an agent or an intermediary, the level or expected level of sales of our products by an intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary’s personnel. We may make these payments for marketing, origination, promotional or related expenses, including, but not limited to, expenses of entertaining customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representations or offices, obtaining shelf space in broker-dealer firms and similar or other activities designed to promote or aid the sale of our products. We may make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend our products, including the trust, over other products. These arrangements will not change the price you pay for your units.

We may register units for sale in various states in the United States. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of our profit or loss on the initial deposit of securities into the trust is shown in the “Notes to Portfolio” for the trust.

We reserve the right to reject, in whole or in part, any order for the purchase of units.

The sponsor and the portfolio consultant, jointly and severally, reserve the right to change the amount of concessions, additional concessions or agency commissions from time to time. We may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a certain dollar amount of units. Also, we in our discretion may from time to time pursuant to objective criteria established by us pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units. Such payments are made by us out of our own assets, and not out of the assets of the trust. These programs will not change the price unitholders pay for their units or the amount that the trust will receive from the units sold.

Certain commercial banks may be making units available to their customers on an agency basis. A portion or all of the initial sales charge paid by these customers is kept by or given to these banks.

Taxes

This section summarizes the material U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are treated as a partnership or S corporation for U.S. federal income tax purposes, you hold the units as other than a capital asset, you are a broker/dealer or securities trader electing mark-to-market treatment, you are a bank, thrift or other financial institution, a former citizen or resident of the United States, a tax-exempt entity, an investor whose functional currency is not the U.S. dollar, an investor who holds trust units in a tax-deferred or tax-advantaged account, an investor subject to the alternative minimum tax, a “controlled foreign corporation” or “passive foreign investment company” for U.S. federal income tax purposes, or are otherwise subject to special tax rules. In addition, this section, other than the discussions under “—Backup Withholding,” “—Foreign Unitholders,” and “—FATCA,” does not describe your situation if you are not a “United States person” as defined in the Code. This section also does not describe any state, local or foreign tax consequences.

This discussion is only a general summary of certain U.S. federal income tax consequences of investing in the trust based on current law. The discussion does not address in detail special tax rules applicable to certain classes of investors. Such unitholders may be subject to U.S. tax rules that differ significantly from those summarized below. Also, the Internal Revenue Service could disagree with any conclusions set forth in this section. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership or disposition of the trust's units, as well as the tax consequences arising under the laws of any state, foreign country or other taxing jurisdiction.

Taxation of the Trust.  The trust intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code. A RIC generally is not subject to U.S. federal income tax on income and gains distributed in a timely manner to its unitholders. To qualify for treatment as a RIC, the trust generally must, among other things:

(a)           derive in each taxable year at least 90% of its gross income from (i) dividends, interest, payments with respect to certain securities loans and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities or currencies, and (ii) net income derived from interests in “qualified publicly traded partnerships” (the income described in this subparagraph (a), “Qualifying Income”);

(b)          diversify its holdings so that, at the end of each quarter of the trust’s taxable year (or by the end of the 30-day period following the close of such quarter), (i) at least 50% of the fair market value of the trust’s total assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other RICs and other securities, with such other securities limited, in respect of any one issuer, to a value not greater than 5% of the value of the trust’s total assets and to an amount not greater than 10% of the outstanding voting securities of such issuer, and (ii) not greater than 25% of the value of its total assets is invested in (x) the securities (other than U.S. government securities and the securities of other RICs) of any one issuer or of two or more issuers that the trust controls and that are engaged in the same, similar or related trades or businesses, or (y) the securities of one or more qualified publicly traded partnerships (as defined below); and

(c)           distribute with respect to each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid—generally, taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) and net tax-exempt interest income, for such year.

For purposes of the diversification test, the identification of the issuer (or, in some cases, issuers) of a particular trust investment can depend on the terms and conditions of that investment. In particular, there is no published IRS guidance or case law on how to determine the “issuer” of various derivatives that the trust will enter into.  Therefore, there is a risk that the trust will not meet the Code’s diversification requirements and will not qualify, or will be disqualified, as a RIC.  For example, stock in another RIC is treated as automatically diversified for purposes of the RIC diversification tests. The trust intends to treat the Reference Asset as the issuer of the Options for diversification test purposes and, assuming the Reference Asset is stock in a RIC, the trust intends to treat the Options as “issued” by a RIC.  This, in turn, would allow the trust to count the Options as automatically diversified investments under the Code’s diversification requirements. If, instead, the Options are not treated as issued by a RIC for diversification test purposes (or the Reference Asset is not classified as a RIC), there is a risk that the trust could lose its RIC status.

If, in any taxable year, the trust were to fail to meet the 90% gross income, diversification or distribution test, described above, the trust could in some cases cure such failure, including by paying a trust-level tax, making additional distributions, or disposing of certain assets. If the trust were ineligible to or did not cure such a failure for any taxable year, or otherwise failed to qualify as a RIC, the trust would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including distributions of net tax-exempt income and net long-term capital gain (if any), would be taxable to unitholders as dividend income. In such a case, distributions from the trust would not be deductible by the trust in computing its taxable income. In addition, in order to requalify for taxation as a RIC, the trust may be required to recognize unrealized gains, pay substantial taxes and interest, and make certain distributions.

The trust expects to distribute at least annually to its unitholders all or substantially all of its investment company taxable income (computed without regard to the dividends-paid deduction) and its net capital gain (that is, the excess of its net long-term capital gains over its net short-term capital losses, in each case determined with reference to any loss carryforwards). Investment company taxable income that is retained by the trust will be subject to tax at regular corporate rates. If the trust retains any net capital gain, it will be subject to tax at regular corporate rates on the amount retained, but it may designate the retained amount as undistributed capital gains in a notice mailed within 60 days of the close of the trust’s taxable year to its unitholders who, in turn, (i) will be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their shares of such undistributed amount, and (ii) will be entitled to credit their proportionate shares of the tax paid by the trust on such undistributed amount against their U.S. federal income tax liabilities, if any, and to claim refunds on a properly-filed U.S. tax return to the extent the credit exceeds such liabilities. If the trust makes this designation, for U.S. federal income tax purposes, the tax basis of units owned by a unitholder of the trust will be increased by an amount equal to the difference between the amount of undistributed capital gains included in the unitholder’s gross income under clause (i) of the preceding sentence and the tax deemed paid by the unitholder under clause (ii) of the preceding sentence. The trust is not required to, and there can be no assurance that the trust will, make this designation if it retains all or a portion of its net capital gain in a taxable year.

In determining the amount available to support a Capital Gain Dividend (as defined below), its taxable income and its earnings and profits, a RIC generally may elect to treat part or all of any post-October capital loss (defined as the greatest of net capital loss, net long-term capital loss, or net short-term capital loss, in each case attributable to the portion of the taxable year after October 31) or late-year ordinary loss (generally, (i) net ordinary loss from the sale, exchange or other taxable disposition of property, attributable to the portion of the taxable year after October 31, plus (ii) other net ordinary loss attributable to the portion of the taxable year after December 31) as if incurred in the succeeding taxable year.

Amounts not distributed on a timely basis in accordance with a prescribed formula are subject to a nondeductible 4% excise tax at the trust level. To avoid the tax, the trust must distribute during each calendar year an amount generally equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year, and (3) all such ordinary income and capital gains that were not distributed in previous years. For purposes of the required excise tax distribution, ordinary gains and losses from the sale, exchange, or other taxable disposition of property that would be properly taken into account after October 31 are generally treated as arising on January 1 of the following calendar year. Also, for these purposes, the trust will be treated as having distributed any amount on which it is subject to corporate income tax for the taxable year ending within the calendar year.

A distribution will be treated as paid on December 31 of a calendar year if it is declared by the trust in October, November or December of that year with a record date in such a month and is paid by the trust during January of the following year. Such distributions will be taxable to unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against the trust’s net investment income. Instead, potentially subject to certain limitations, the trust may carry net capital losses forward from any taxable year to subsequent taxable years to offset capital gains, if any, realized during such subsequent taxable years. Distributions from capital gains are generally made after applying any available capital loss carryforwards. Capital loss carryforwards are reduced to the extent they offset current-year net realized capital gains, whether the trust retains or distributes such gains. If the trust incurs or has incurred net capital losses, those losses will be carried forward to one or more subsequent taxable years without expiration; any such carryforward losses will retain their character as short-term or long-term.

Taxation of Trust Distributions. Distributions of investment income are generally taxable to unitholders as ordinary income. Taxes on distributions of capital gains are determined by how long the trust owned the investments that generated them, rather than how long a unitholder has owned his or her units. In general, the trust will recognize long-term capital gain or loss on investments it has owned for more than one year, and short-term capital gain or loss on investments it has owned for one year or less. Tax rules can alter the trust’s holding period in investments and thereby affect the tax treatment of gain or loss on such investments. Distributions of net capital gain – the excess of net long-term capital gain over net short-term capital losses, in each case determined with reference to any loss carryforwards – that are properly reported by the trust as capital gain dividends (“Capital Gain Dividends”) will be taxable to unitholders as long-term capital gains includible in net capital gain and may be taxable to individuals at reduced rates. Distributions of net short-term capital gain (as reduced by any net long-term capital loss for the taxable year) will be taxable to unitholders as ordinary income. Unitholders will be notified annually as to the U.S. federal tax status of trust distributions.

The Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals whose income exceeds certain threshold amounts, and of certain trusts and estates under similar rules. The details of the implementation of this tax and of the calculation of net investment income, among other issues, are currently unclear and remain subject to future guidance. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the trust of net investment income and capital gains as described above, and (ii) any net gain from the sale, redemption or exchange of trust units. Unitholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in the trust.

Distributions are taxable to unitholders even if they are paid from income or gains earned by the trust before a unitholder’s investment (and thus were included in the price the unitholder paid for the trust units). Investors should be careful to consider the tax implications of buying units of the trust just prior to a distribution. The price of units purchased at this time will include the amount of the forthcoming distribution, but the distribution will generally be taxable.

Disposition of Units (including upon the Series Mandatory Dissolution Date). Upon a sale, exchange or other disposition of trust units (including upon liquidation or dissolution of the trust on the Series Mandatory Dissolution Date), a unitholder will generally realize a taxable gain or loss depending upon his or her basis in the units (including upon liquidation or dissolution of the trust on the Series Mandatory Dissolution Date). Gain or loss will be treated as capital gain or loss if the units are capital assets in the unitholder’s hands, and generally will be long-term or short-term capital gain or loss depending upon the unitholder’s holding period for the units. Any loss realized on a sale, exchange or other disposition (including upon liquidation or dissolution of the trust on the Series Mandatory Dissolution Date) will be disallowed to the extent the units disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after the units are disposed of. In such a case, the basis of the units acquired will be adjusted to reflect the disallowed loss. Any loss realized by a unitholder on the disposition of the trust’s units held by the unitholder for six months or less will be treated for tax purposes as a long-term capital loss to the extent of any distributions of Capital Gain Dividends received or treated as having been received by the unitholder with respect to such units.

Original Issue Discount. Certain debt securities may be treated as debt securities that were originally issued at a discount. Original issue discount can generally be defined as the difference between the price at which a security was issued and its stated redemption price at maturity. Original issue discount that accrues on a debt security in a given year generally is treated for U.S. federal income tax purposes as interest income that is included in the trust’s income and, therefore, subject to the distribution requirements applicable to RICs, even though the Trust may not receive a corresponding amount of cash until a partial or full repayment or disposition of the debt security.

Some debt securities may be purchased by the trust at a discount that exceeds the original issue discount on such debt securities, if any. This additional discount represents market discount for U.S. federal income tax purposes (see below).

If the trust holds the foregoing kinds of securities, it may be required to pay out as an income distribution each year an amount which is greater than the total amount of cash interest the trust actually received. Such distributions may be made from the cash assets of the trust or, if necessary, by disposition of trust property including at a time when it may not be advantageous to do so. These dispositions may cause the trust to realize higher amounts of short-term capital gains (generally taxed to unitholders at ordinary income tax rates) and, in the event the trust realizes net capital gains from such transactions, its unitholders may receive a larger Capital Gain Dividend than if the trust had not held such securities.

Market Discount. If the trust purchases in the secondary market a debt security that has a fixed maturity date of more than one year from its date of issuance at a price lower than the stated redemption price of such debt security (or, in the case of a debt security issued with “original issue discount” (described below), a price below the debt security’s “revised issue price”), the excess of the stated redemption price over the purchase price is “market discount.” If the amount of market discount is more than a de minimis amount, a portion of such market discount must be included as ordinary income (not capital gain) by the trust in each taxable year in which the trust owns an interest in such debt security and receives a principal payment on it. In particular, the trust will be required to allocate that principal payment first to the portion of the market discount on the debt security that has accrued but has not previously been includable in income. In general, the amount of market discount that must be included for each period is equal to the lesser of (i) the amount of market discount accruing during such period (plus any accrued market discount for prior periods not previously taken into account) or (ii) the amount of the principal payment with respect to such period. Generally, market discount accrues on a daily basis for each day the debt security is held by the trust at a constant rate over the time remaining to the debt security’s maturity or, at the election of the trust, at a constant yield to maturity which takes into account the semi-annual compounding of interest. Gain realized on the disposition of a market discount obligation must be recognized as ordinary interest income (not capital gain) to the extent of the accrued market discount.

Treatment of the Options. The trust’s investments in offsetting positions with respect to the Reference Asset may be “straddles” for U.S. federal income tax purposes. The straddle rules may affect the character of gains (or losses) realized by the trust, and losses realized by the trust on positions that are part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating taxable income for the taxable year in which the losses are realized. In addition, certain carrying charges (including interest expense) associated with positions in a straddle may be required to be capitalized rather than deducted currently. Certain elections that the trust may make with respect to its straddle positions may also affect the amount, character and timing of the recognition of gains or losses from the affected positions.

Because only a few regulations implementing the straddle rules have been promulgated, the consequences of such transactions to the trust are not entirely clear. The straddle rules may increase the amount of short-term capital gain realized by a trust, which is taxed as ordinary income when distributed to unitholders in a non-liquidating distribution. Because application of the straddle rules may affect the character of gains or losses, defer losses and/or accelerate the recognition of gains or losses from the affected straddle positions, if the trust makes a non-liquidating distribution of its short-term capital gain, the amount which must be distributed to unitholders as ordinary income or long-term capital gain may be increased or decreased substantially as compared to a Trust that did not engage in such transactions. Unitholders should read the material under the heading “Taxes—Disposition of Units (including upon the Series Mandatory Dissolution Date)” for a description of the consequences of receiving a liquidating distribution from the trust, including a liquidating distribution of the trust’s short-term capital gain.

The Options included in the portfolio are exchange-traded options. Under Section 1256 of the Code, certain types of exchange-traded options are treated as if they were sold (i.e., “marked to market”) at the end of each year. Gain or loss is recognized on this deemed sale. Such treatment could cause the trust to have taxable income without receiving cash. In order to maintain its RIC qualification, the trust must distribute at least 90% of its income annually. If the Options are subject to Section 1256 of the Code and the trust is unable to distribute marked-to-market gains to its unitholders, the trust may lose its RIC qualification and be taxed as a regular corporation.

More generally, investments by the trust in the Options are subject to numerous special and complex tax rules. These rules could affect whether gains and losses recognized by the trust are treated as ordinary or capital, accelerate the recognition of income or gains to the trust and defer or possibly prevent the recognition or use of certain losses by the trust. The rules could, in turn, affect the amount, timing or character of the income distributed to unitholders by the trust. In addition, because the tax rules applicable to such instruments may be uncertain under current law, an adverse determination or future IRS guidance with respect to these rules (which determination or guidance could be retroactive) may affect whether the trust has made sufficient distributions and otherwise satisfied the relevant requirements (including qualifying income and diversification requirements) to maintain its qualification as a RIC and avoid a trust-level tax.   Accordingly, while the trust intends to account for such transactions in a manner it deems to be appropriate, the IRS might not accept such treatment. If it did not, the status of the trust as a regulated investment company might be affected. Further, requirements that must be met under the Code in order for the trust to qualify as a regulated investment company, including the qualifying income and diversification requirements applicable to a the trust’s assets may limit the extent to which the trust will be able to engage in transactions in options.

Deductibility of Trust Expenses. Expenses incurred and deducted by the trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases a unitholder may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual’s adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

Backup Withholding. The trust may be required to withhold U.S. federal income tax (“backup withholding”) from dividends and capital gains distributions paid to unitholders. Federal tax will be withheld if (1) the unitholder fails to furnish the trust with the unitholder’s correct taxpayer identification number or social security number, (2) the IRS notifies the unitholder or the trust that the unitholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the unitholder fails to certify to the trust that he or she is not subject to backup withholding. The current backup withholding rate is 28%. Any amounts withheld under the backup withholding rules may be credited against the unitholder’s U.S. federal income tax liability.

In order for a foreign investor to qualify for exemption from the backup withholding tax rates and for reduced withholding tax rates under income tax treaties, the foreign investor must comply with special certification and filing requirements. Foreign investors in the trust should consult their tax advisors in this regard.

Foreign Unitholders. Distributions that are properly designated as Capital Gain Dividends generally will not be subject to withholding of U.S. federal income tax, except as described below under “—FATCA” or above under “—Backup Withholding.” In general, dividends, other than Capital Gain Dividends, paid by the trust to a unitholder that is not a “United States person” within the meaning of the Code (such unitholder, a “foreign unitholder”) are subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate) even if they are funded by income or gains (such as portfolio interest, short-term capital gains or foreign-source dividend and interest income) that, if paid to a foreign unitholder directly, would not be subject to withholding.

RICs generally are not required to withhold any amounts (i) with respect to distributions  from U.S.-source interest income of types similar to those not subject to U.S. federal income tax if earned directly by an individual foreign investor  (other than distributions (w) to an investor that did not provide a satisfactory statement that the beneficial owner was not a United States person, (x) that were attributable to certain interest on an obligation issued by the investor, or by an obligor with respect to which the investor was a “10-percent shareholder” or a related “controlled foreign corporation,” or (y) to an investor that was within a foreign country that had an inadequate information exchange with the United States), to the extent such distributions were properly reported as such by the RIC in a written notice to its investors (“interest-related dividends”), or (ii) with respect to distributions of net short-term capital gains in excess of net long-term capital losses (other than distributions to an individual foreign investor who was present in the United States for a period or periods aggregating 183 days or more during the year of the distribution), to the extent such distributions were properly reported as such by the RIC in a written notice to its investors (“short-term capital gain dividends”). Foreign unitholders should contact their intermediaries regarding the application of these rules to their accounts.

If a foreign unitholder has a trade or business in the United States, and dividends from the trust are effectively connected with the conduct by the beneficial holder of that trade or business, the dividends will generally be subject to U.S. federal income taxation at regular income tax rates and, in the case of a foreign corporation, may also be subject to a branch profits tax.

In general, except as described below under “—FATCA” or above under “—Backup Withholding,” a foreign unitholder is not subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of units of the trust or on Capital Gain Dividends unless (i) such Capital Gain Dividend is effectively connected with the conduct of a trade or business carried on by such holder within the United States; or (ii) in the case of an individual holder, the holder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the Capital Gain Dividend and certain other conditions are met.

If a unitholder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax on a net basis only if it is also attributable to a permanent establishment maintained by the unitholder in the United States.

Foreign unitholders should consult their tax advisors and, if holding units through intermediaries, their intermediaries, concerning the application of these rules to an investment in the trust.

FATCA. The Foreign Account Tax Compliance Act (“FATCA”) imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a unitholder), unless such institution enters into an agreement with the Treasury to collect and provide to the Treasury certain information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution or otherwise complies with FATCA. FATCA also generally imposes a withholding tax of 30% on  Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

The U.S. Treasury Department and the IRS have announced that withholding on payments of gross proceeds from a sale or redemption will only apply to payments made after December 31, 2018.  If we (or an applicable withholding agent) determine withholding under FATCA is appropriate, we (or such agent) will withhold tax at the applicable statutory rate, without being required to pay any additional amounts in respect of such withholding. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Unitholders are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the trust.

Tax Shelter Disclosure. Under Treasury regulations, if a unitholder recognizes a loss on a disposition of the trust’s units of $2 million or more for an individual unitholder or $10 million or more for a corporate unitholder (including, for example, an insurance company holding separate account), the unitholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but, under current guidance, unitholders of a RIC are not excepted. This filing requirement applies even though, as a practical matter, any such loss would not, for example, reduce the taxable income of the unitholder. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Unitholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Expenses

The trust will pay various expenses to conduct its operations. The “Fees and Expenses Table” shows the estimated amount of these expenses.

The sponsor will receive a fee for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This “creation and development fee” is a charge of $[    ] per unit. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

The trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for the trust in non-interest bearing accounts. The trust will reimburse the portfolio consultant, supervisor, evaluator and sponsor for providing portfolio consulting services, supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to the trust. All of these fees may adjust for inflation without your approval, but in no case will the annual fee paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

The trust will pay its general operating expenses. The trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, fees for on-going portfolio consulting services as well as licensing services, costs of taking action to protect the trust, costs of indemnifying the trustee, the portfolio consultant, the evaluator and the sponsor, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. The trust may pay the costs of updating its registration statement each year. If trust income is insufficient to pay the trust’s expenses, the trust may sell securities to pay the trust expenses.

The trust is responsible for the annual operating expenses including the fee to the trustee, evaluator, general operating expenses, portfolio consulting and licensing fees. The trust may pay the costs of updating its registration statement each year. The sponsor may sell securities to pay trust expenses.

Experts

Legal Matters. Morrison & Foerster LLP, New York, New York, acts as counsel for the trust. Richards, Layton & Finger, P.A., as special Delaware counsel to the trust, will give a legal opinion as to the validity of the units.

Independent Registered Public Accounting Firm. Grant Thornton LLP, 171 North Clark Street, Suite 200, Chicago, Illinois 60601, independent registered public accounting firm, audited the statement of financial condition and the portfolio included in this prospectus.

Additional Information

This prospectus does not contain all the information in the registration statement that the trust filed with the Commission. The Information Supplement, which was filed with the Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about the trust. You can obtain the Information Supplement by contacting us or the Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).

Report of Independent Registered Public Accounting Firm

UNITHOLDERS

Alaia Market Linked Trust, Series 3-1

We have audited the accompanying statement of financial condition, including the trust portfolio on pages [  ] and [  ], of Alaia Market Linked Trust, Series 3-1 as of [     ], the initial date of deposit. The statement of financial condition is the responsibility of the trust’s sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Trust’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trust’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, of cash deposited for the purchase of securities as shown in the statement of financial condition as of [   ]. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Alaia Market Linked Trust, Series 3-1 as of [   ] in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Chicago, Illinois

[    ]

ALAIA MARKET LINKED TRUST, SERIES 3-[1]
STATEMENT OF FINANCIAL CONDITION AS OF [    ]

INVESTMENT IN SECURITIES

Value of the Purchased Options (1)	$

Cash

Total Investment in Securities	$

LIABILITIES AND INTEREST OF INVESTORS

Liabilities:

Value of the Written Options (1)	$
Organization Costs (3)(6)	$
Creation and Development Fee (4)(6)	$

Total Liabilities

Interest of investors:

Cost to investors (6)
Less: sales fee (5)(6)
Less: organization costs (3)(6)
Less: Creation and Development Fee (4)(6)

Net interest of investors

Total Liabilities and Interest of investors	$

Number of units

Net asset value per unit	$

(1)	The trust invests in a portfolio of Options. Aggregate cost of the securities is listed under the “Portfolio” and is based on their underlying value.
(2)	Cash or an irrevocable letter of credit has been deposited with the trustee in the aggregate amount of $[ ], which includes funds (aggregating $__________) necessary for the purchase of securities in the trust represented by options and purchase contracts.
(3)	A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $[ ] per unit for the trust. A distribution will be made as of the close of the initial offering period to an account mantianed by the Trustee from which this obligation of the investors will be satisfied. Organization costs will not be assessed on units that are redeemed prior to the close of the initial offering period. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the Trust.

(4)
The Trust is committed to pay a creation and development fee of $[   ] per unit at the close of the initial public offering period. The creation and development fee will not be assessed on units that are redeemed prior to the close of the initial offering period.

(5)	On the inception date, the maximum sales fee, inclusive of the creation and development fee, is [ ]% of the public offering price per unit.
(6)	The aggregate cost to investors includes the maximum sales fee, assuming no reduction of sales fees.

Alaia Accelerated Return Units

Alaia Market Linked Trust, Series 3-1

(A unit investment trust that is a series of the Alaia Market Linked Trust)

Prospectus

[   ], 2017

Call us:
(203) 608-4578

Contact us by e-mail:
info@alaiacapital.com

Call The Bank of New York Mellon:
(800) 428-8890

Additional Information

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

E-mail: publicinfo@sec.gov
Write: Public Reference Section
Washington, D.C. 20549
Visit: http://www.sec.gov
(EDGAR Database)
Call: 1-202-551-8090 (only for information on the operation of the Public Reference Section)

Alaia Accelerated Return Units Alaia Market Linked Trust, Series 3-1
Securities Act file number: 333-214902
Investment Company Act file number: 811-23095

Alaia Accelerated Return Units

Alaia Market Linked Trust, Series 3-1

Information Supplement

This Information Supplement provides additional information concerning the trust series described in the prospectus for the Alaia Market Linked Trust (the “Alaia trust”) series identified above (the “trust”). This Information Supplement should be read in conjunction with the prospectus. It is not a prospectus. It does not include all of the information that an investor should consider before investing in the trust.

It may not be used to offer or sell units of the trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission (the “Commission”).

The information in this Information Supplement is subject to completion or amendment. A registration statement relating to the units has been filed with the Commission, but has not yet become effective. These units may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This Information Statement shall not constitute an offer to sell or a solicitation of any offer to buy; nor shall there be any sale of these units in any state in which the offer or sale is not permitted.

Investors should obtain and read the prospectus prior to purchasing units of the trust. You can obtain the prospectus without charge by contacting your financial professional or by contacting Alaia Capital, LLC at 10 Corbin Drive, Darien, Connecticut 06820 at (203) 608-4578 or by email at info@alaiacapital.com. This Information Supplement is dated as of the date of the prospectus.

Contents

General Information	2
Investment Objective and Policies	3
Risk Factors	4
Trust Administration	7
Portfolio Transactions and Brokerage Allocation	14
Purchase, Redemption and Pricing of Units	14
Performance Information	17

General Information

The trust is one of a series of separate unit investment trusts created under the name Alaia Market Linked Trusts and registered under the Investment Company Act of 1940. The Alaia trust was created as a Delaware statutory trust organized in series on the inception date described in the prospectus under the laws of the state of Delaware. The Alaia trust was formed under the master trust agreement (the “master trust agreement”) by and among Beech Hill Securities, Inc. (as depositor), Alaia Capital, LLC (as portfolio consultant, evaluator and supervisor) and The Bank of New York Mellon (as trustee).  For each separate trust series created under the master trust agreement by means of a series trust agreement (a “series trust agreement”), Beech Hill Securities, Inc. will act as depositor/sponsor, Alaia Capital, LLC will act as portfolio consultant, evaluator and supervisor and The Bank of New York Mellon will act as series trustee, unless otherwise indicated in the applicable prospectus for the trust series.  Each series trust agreement incorporates the standard terms and conditions of trust for Alaia Market Linked Trust among Beech Hill Securities, Inc., as depositor, The Bank of New York Mellon, as trustee, and Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor.  Any reference below in this information supplement to the “trust agreement” means the master trust agreement and the applicable series trust agreement, as the context requires.

When the trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. Additional units of the trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by the trust as a result of the deposit of additional securities by the sponsor, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into the trust, provided that such additional deposits will be in amounts, which will generally maintain the existing relationship among the principal amounts and number of contracts in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the same principal amount and number of contracts of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because the trust will pay any associated brokerage fees. This may impact the proportional relationship of the securities and impact the trust’s ability to achieve the investment objective.

The trustee has not participated in the selection of the securities deposited in the trust and has no responsibility for the composition of the trust portfolio.

Each unit initially offered represents an undivided interest in the related trust. To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional securities being deposited by the sponsor, the fractional undivided interest in the trust represented by each unredeemed unit will increase or decrease accordingly, although the actual interest in the trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

The trust consists of (a) the securities listed under “Portfolio” in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor, the trustee nor the portfolio consultant shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in the trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales fee attributable to such failed contract to all unitholders on the next distribution date. The term “securities,” as used above, includes the Options.

Investment Objective and Policies

The investment objective of the trust is described in the prospectus in the individual trust section. The trust invests in a portfolio consisting of the components described in the prospectus. There is, of course, no guarantee that the trust will achieve its objective.

The trust is a unit investment trust and is not an “actively managed” fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of the trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

The sponsor may not alter the portfolio of the trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the trust agreement. Thus, the assets of the trust will generally remain unchanged under normal circumstances. The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer or counterparty having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the portfolio consultant or the supervisor the retention of such securities would be detrimental to the trust.

The sponsor may sell securities, designated by the portfolio consultant or the supervisor, from the trust for the purpose of redeeming units of the trust tendered for redemption and the payment of expenses.

In addition, if the trust has elected to be taxed as a regulated investment company, the sponsor may dispose of certain securities and take such further action as may be needed from time to time to ensure that the trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Code, and as may be needed from time to time to avoid the imposition of any tax on the trust or undistributed income of the trust as a regulated investment company.

Because certain of the securities in the trust may from time to time under certain circumstances be sold, exercised, redeemed, mature in accordance with their terms, terminate or otherwise be liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that the trust will retain for any length of time its present size and composition. Neither the sponsor, the portfolio consultant nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for the trust under a contract (“Failed Securities”), the sponsor is authorized under the trust agreement to acquire other securities (“Replacement Securities”) to make up the original corpus of the trust.

The Replacement Securities must be purchased within 30 days after deposit of the contract to purchase the Failed Securities and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities must be securities of the type selected for the trust and must not adversely affect the federal income tax status of the trust.

Whenever a Replacement Security is acquired for the trust, the trustee shall notify all unitholders of the the acquisition of the Replacement Security and shall credit to the Capital Account the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the securities in the trust are acquired, the sponsor will have no power to vary the investments of the trust, i.e., the sponsor will have no managerial power to take advantage of market variations to improve a unitholder’s investment.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales charge attributable to such Failed Securities to all unitholders and the trustee will distribute the cash attributable to such Failed Securities to unitholders of record on the next following Record Date. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders.

In the event that a Replacement Security is not acquired by the trust, the income for such trust may be reduced. In the event a Replacement Security could not be acquired by the trust, the net annual interest income per unit for such trust could be reduced.

To the best of the sponsor’s and portfolio consultant’s knowledge, there is no litigation pending as of the trust’s inception in respect of any security that might reasonably be expected to have a material adverse effect on the trust. At any time after the trust’s inception, litigation may be instituted on a variety of grounds with respect to the securities. The sponsor and the portfolio consultant are unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the trust. The sponsor, the portfolio consultant and the trustee shall not be liable in any way for any default, failure or defect in any security.

Risk Factors

Market risk is the risk that the value of the securities in the trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, or ratings on a security. While the Options are related to the performance of the Reference Asset, the return on the Options depends on the level of the Reference Asset at the Options Expiration Date. The Options Expiration Date is [     ]. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. The trust will not sell a security solely because the market value falls as is possible in a managed fund.

Options risk. The value of the Options will be affected by, among others, changes in the value of the Reference Asset, the Underlying Index and the securities comprising the Underlying Index, changes in interest rates, changes in the actual and implied volatility, as well as in dividend yields, of the Reference Asset, the Underlying Index and the securities comprising the Underlying Index, and the remaining time to the Options Expiration Date. The value of the Options does not increase and decrease at the same rate as the level of the Reference Asset (although they generally move in the same direction). However, as an Option approaches its expiration date, its value increasingly moves with the value of the Reference Asset. The value of the Written Options may reduce the value of your units. The Written Options create an obligation to potentially make a payment in contrast to the Purchased Options, which create an obligation to potentially receive a payment. As the value of the Written Option contracts increases, it has a negative impact on the value of your units. The trust may experience substantial downside from specific option contracts positions and certain option contract positions may expire worthless.

Reference Asset performance. The Options contracts represent indirect positions in the Reference Asset and are subject to changes in value as the value of the Reference Asset rises or falls. The settlement value of the Options is based on the value of the Reference Asset on the Options Expiration Date, and will be substantially determined by market conditions and the value of the Reference Asset as of such time. The value of the Reference Asset will fluctuate over time based on changes in the price of the securities comprising the Underlying Index, all of which may be impacted by changes in general economic conditions, expectations for future economic growth and corporate profits, and interest rates in the United States.

Credit risk is the risk that an issuer, guarantor or counterparty of a security in the trust is unable or unwilling to meet its obligation on the security. The OCC guarantor and central counterparty create credit risk with respect to the FLEX Options. As a result, the ability of the trust to meet its objective depends on the OCC being able to meet its obligations. Capped upside and no downside protection. The maximum amount for units purchased and held for the life of the trust is subject to the Maximum Amount per Unit. If the value of the Reference Asset increases more than approximately [  ]% over the Initial Reference Value as of the Options Expiration Date, the return on units purchased at a price equal to their Inception Value and held for the life of the trust will be capped and such return will be less than any performance of the Reference Asset of greater than [  ]%. If the Reference Asset declines relative to the Initial Reference Value over the life of the trust, unitholders may experience losses of up to [95]% on their investment. Due to trust fees and expenses, at the Series Mandatory Dissolution Date the value of the units will be reduced, and the Maximum Loss per Unit will be subject to increase. The trust’s ability to provide enhanced return and capped upside at the Maximum Amount per Unit is dependent on unitholders purchasing units at a price equal to their Inception Value and holding them until the Series Mandatory Dissolution Date. You may realize a gain or loss that is higher or lower than the intended gains or losses as a result of redeeming units prior to the Series Mandatory Dissolution Date, where Options are otherwise liquidated by the trust prior to expiration, if the trust is unable to maintain the proportional relationship of the Options based on the number of Option contracts in the trust’s portfolio, if a Corporate Action occurs with respect to the Reference Asset or because of increases in potential tax-related expenses and other expenses of the trust or otherwise.

Price Fluctuation Risk. The Option payouts are dependent on the level of the Reference Asset. The value of the Options may be adversely affected by various factors, including factors resulting in positive or negative movements in the value of the Reference Asset. The value of the Reference Asset will fluctuate over time based on changes in general economic conditions, expectations for future economic growth and corporate profits, interest rates, the supply and demand for the particular securities, events impacting the securities of the issuers comprising the Underlying Index and other factors.

Sale of Trust Property to pay Trust Expenses. If the cash balances in the income and capital accounts are insufficient to provide for the payment of expenses and other amounts payable by the trust, the trust may sell trust property to pay such amounts. These sales may result in losses to unitholders and the inability of the trust to meet its investment objective.

Legislation risk. Tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service (the “IRS”) could affect the value of the trust by changing the taxation or tax characterizations of the portfolio securities, or dividends and other income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future. Various legislative initiatives will be proposed from time to time in the United States and abroad which may have a negative impact on certain of the securities represented in the trust. No one can predict whether any legislation will be proposed, adopted or amended by Congress and no one can predict the impact that any other legislation might have on the trust or its portfolio securities.

Tax Risk. The trust intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code.  As a RIC, the trust will not be subject to U.S. federal income tax on the portion of its net investment income and net capital gain that it distributes to unitholders, provided that it satisfies certain requirements of the Code, including a requirement that the “issuers” of the trust’s assets be sufficiently diversified. There is no published IRS guidance or case law on how to determine the “issuer” of various derivatives that the trust will enter into.  Therefore, there is a risk that the trust will not meet the Code’s diversification requirements and will not qualify, or will be disqualified, as a RIC.  For example, stock in another RIC is treated as automatically diversified for purposes of the RIC diversification tests. The trust intends to treat the Reference Asset as the issuer of the Options for diversification test purposes and, assuming the Reference Asset is stock in a RIC, the trust intends to treat the Options as “issued” by a RIC.  This, in turn, would allow the trust to count the Options as automatically diversified investments under the Code’s diversification requirements. If, instead, the Options are not treated as issued by a RIC for diversification test purposes (or the Reference Asset is not classified as a RIC), there is a risk that the trust could lose its RIC status.

The trust’s investments in offsetting positions with respect to the Reference Asset may affect the character of gains or losses realized by the trust under the Code’s “straddle” rules and may increase the amount of short-term capital gain realized by the trust.  Such short-term capital gain is taxed as ordinary income when distributed to unitholders in a non-liquidating distribution. As a result, if the trust makes a non-liquidating distribution of its short-term capital gain, the amount which must be distributed to unitholders as ordinary income may be increased substantially as compared to a trust that did not engage in such transactions. Accordingly, unitholders could have a lower after-tax return from investing in the trust than investing directly in the Reference Asset. Unitholders should read the material under the heading “Taxes—Disposition of Units (including upon the Series Mandatory Dissolution Date)” for a description of the consequences of receiving a liquidating distribution from the trust, including a liquidating distribution of the trust’s short-term capital gain.

If the trust did not qualify as a RIC for any taxable year and certain relief provisions were not available, the trust’s taxable income would be subject to tax at the trust level and to a further tax at the shareholder level when such income is distributed. In such event, in order to re-qualify for taxation as a RIC, the trust might be required to recognize unrealized gains, pay substantial taxes and interest and make certain distributions. This would cause investors to incur higher tax liabilities than they otherwise would have incurred and would have a negative impact on trust returns. In such event, the trust may reorganize, close or materially change its investment objective and strategies.

The Options included in the portfolio are exchange-traded options. Under Section 1256 of the Code, certain types of exchange-traded options are treated as if they were sold (i.e., “marked to market”) at the end of each year. Gain or loss is recognized on this deemed sale. Such treatment could cause the trust to recognize taxable income without receiving cash. In order to maintain its RIC qualification, the trust must distribute at least 90% of its income annually. If the Options are subject to Section 1256 of the Code, and the trust is unable to distribute marked-to-market gains to its unitholders, the trust may lose its RIC qualification and be taxed as a regular corporation.

Implied volatility risk is the risk that the value of the Options may change with the implied volatility of the Reference Asset, the Underlying Index and the securities comprising the Underlying Index. No one can predict whether implied volatility will rise or fall in the future.

Liquidity risk is the risk that the value of an Option will fall in value if trading in the Option is limited or absent. No one can guarantee that a liquid secondary trading market will exist for the Options. Trading in the Options may be less deep and liquid than certain other securities. FLEX Options may be less liquid than certain non-customized options. In a less liquid market for the Options, liquidating the Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. In a less liquid market for the Options, the liquidation of a large number of options may more significantly impact the price. A less liquid trading market may adversely impact the value of the Options and your units. It is not anticipated that there will be an existing market for options with the exact customized terms as the Options and an active market may not be established. Prior to the trust’s inception date, there has been no existing trading market for the Options.

The potential return is limited. The maximum amount of the units is limited to the Maximum Amount per Unit. Unitholders will not benefit from any positive return of the Reference Asset in excess of [   ]%, the return that, giving effect to the Upside Multiplier, will cause the Maximum Amount per Unit to be reached.

The public offering price at which you purchase units will affect the return on your units. The public offering price will vary over time. Therefore, two unitholders purchasing at different times who hold until the Series Mandatory Dissolution Date (or otherwise redeem on the same day) would experience different returns. All else being equal, unitholders purchasing at a higher price will experience a lesser return (or greater loss) than unitholders who purchased at a lower price. In the same manner, the Maximum Amount per Unit and Maximum Loss per Unit will affect unitholders differently depending on their public offering price.

Valuation Risk. Under certain circumstances, current market prices may not be available with respect to the Options. Under those circumstances, the value of the Options will require more reliance on the judgment of the evaluator than that required for securities for which there is an active trading market. This creates a risk of mispricing or improper valuation of the Options, which could impact the valuation of the units.

Potential for loss of initial investment. The trust does not provide principal protection and you may not receive a return of the capital you invest.

No FDIC guarantee. An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Risks related to the Reference Asset

The respective sponsor, publisher, or investment adviser of the Reference Asset or the Underlying Index (each, a “Reference Asset Publisher”) may adjust the Reference Asset or the Underlying Index in a way that affects its value, and they have no obligation to consider your interests.

A Reference Asset Publisher can change the investment policies of the Reference Asset or the policies concerning the calculation of the Reference Asset’s net asset value, or add, delete, or substitute the underlying assets held by the Reference Asset or the components included in the Underlying Index, as the case may be, or make other methodological changes that could change the value of the Reference Asset or the Underlying Index. Additionally, a Reference Asset Publisher may alter, discontinue, or suspend calculation or dissemination of the Reference Asset, the net asset value of the Reference Asset, or the Underlying Index. Any of these actions could adversely affect the value of the Options and the units. The Reference Asset Publishers will have no obligation to consider your interests in calculating or revising the Reference Asset or the Underlying Index.

Trading and hedging activities by us and our affiliates may affect your return on the Units and their market value. We and our affiliates may buy or sell shares of the Reference Asset or any of its underlying assets, or futures or options contracts on the Reference Asset or any of its underlying assets. We may execute such purchases or sales for our own accounts, for business reasons or otherwise. These transactions could affect the value of these securities and, in turn, the value of the Reference Asset in a manner that could be adverse to the return on the Options and the units. On or before the inception date of the trust, any purchases or sales by us, our affiliates or others on our behalf may increase the value of the Reference Asset or any of the Reference Asset’s underlying assets. Consequently, the value of the Reference Asset or any of the Reference Asset’s underlying assets may decrease subsequently, adversely affecting the value of the Units.

We or one or more of our affiliates may purchase or otherwise acquire a long or short position in the units, and may hold or resell any units. For example, the sponsor may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities, or any related hedging activities, will not adversely affect the value of the Options, the Reference Asset or the return on the units.

The performance of the Reference Asset and the performance of the Underlying Index may vary. An exchange traded fund is generally designed to track the performance of its underlying index. The performance of the Reference Asset and that of the Underlying Index generally will vary due to, for example, transaction costs, management fees, certain corporate actions, and timing variances. Moreover, it is also possible that the performance of the Reference Asset may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the Underlying Index. This could be due to, for example, the Reference Asset not holding all or substantially all of the underlying assets included in the Underlying Index and/or holding assets that are not included in the Underlying Index, the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments held by the Reference Asset, differences in trading hours between the Reference Asset (or the underlying assets held by the Reference Asset) and the Underlying Index, or due to other circumstances. This variation in performance is called the “tracking error,” and, at times, the tracking error may be significant.

In addition, because the shares of the Reference Asset are traded on a securities exchange and are subject to market supply and investor demand, the market price of one share of the Reference Asset may differ from its net asset value per share; shares of the Reference Asset may trade at, above, or below its net asset value per share.

For the foregoing reasons, the performance of the Reference Asset may not match the performance of the Underlying Index over the same period. Because of this variance, the return on the Options and the units, to the extent dependent on the performance of the Reference Asset may not be the same as an investment directly in the securities included in the Underlying Index or the same as a debt security with a payment at maturity linked to the performance of the Underlying Index.

Trust Administration

Distributions to Unitholders. Income received by the trust, if any, is credited by the trustee to the income account for the trust. All other receipts are credited by the trustee to a separate capital account for the trust. The trustee will normally distribute any net income received by the trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a “regulated investment company” for federal tax purposes. There is no assurance that any actual distributions will be made since any income received may be used to pay expenses. In addition, amounts from the capital account of the trust, if any, will be distributed on any distribution date to the unitholders then of record subject to the minimum distribution amount. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the capital account and not distributed until the next distribution date applicable to the capital account. The trustee shall not be required to make a distribution from the capital account unless the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $0.10 per unit. The trustee is not required to pay interest on funds held in the capital or income accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

Because income is not received by the trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. A person who purchases units will commence receiving distributions, if any, only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received.

The trustee will periodically deduct from the income account of the trust and, to the extent funds are not sufficient therein, from the capital account of the trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as the sponsor deems necessary to establish a reserve for any governmental charges payable out of the trust. Amounts so withdrawn shall not be considered a part of the trust’s assets until such time as the sponsor directs the trustee to return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the income and capital accounts of the trust such amounts as may be necessary to cover redemptions of units.

Statements to Unitholders. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

The accounts of the trust may be audited annually, at the trust’s expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants’ report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of the trust a statement, covering the calendar year, setting forth for the trust:

(A)          As to the income account:

(1)	the amount of income, if any, received on the securities (including income received as a portion of the proceeds of any disposition of securities);

(2)	the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

(3)	the deductions, if any, from the income account for payment into the reserve account;

(4)
the deductions for applicable taxes and fees and expenses of the trustee, the depositor, the portfolio consultant, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

(5)
the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

(6)	the deductions for payment of the depositor’s expenses of maintaining the registration of the trust units, if any;

(7)	the aggregate distributions to unitholders, if any; and

(8)
the balance remaining after such deductions and distributions, if any, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

(B)          As to the capital account:

(1)	the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the income account;

(2)	the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

(3)	the deductions, if any, from the capital account for payments into the reserve account;

(4)
the deductions for payment of applicable taxes and fees and expenses of the trustee, the portfolio consultant, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

(5)	the deductions for payment of the depositor’s expenses of organizing the trust;

(6)
the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

(7)	the deductions for payment of deferred sales fee, if any, and creation and development fees, if any;

(8)	the deductions for payment of the sponsor’s expenses of maintaining the registration of the trust units, if any;

(9)	the aggregate distributions to unitholders, if any; and

(10)
the balance remaining after such distributions and deductions, if any, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

(C)          the following information:

(1)	a list of the securities held as of the last business day of such calendar year, if any, and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

(2)	the number of units outstanding on the last business day of such calendar year;

(3)	the unit value based on the last trust evaluation of such trust made during such calendar year;

(4)
the amounts actually distributed during such calendar year, if any, from the income and capital accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions; and

(5)	the deduction, if any, from the reserve account for payment of taxes or governmental charges.

Rights of Unitholders. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate the trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of the trust. No unitholder shall have the right to control the operation and management of the trust in any manner, except to vote with respect to the amendment of the trust agreement or dissolution of the trust.

Amendment and Dissolution. The trust agreement may be amended from time to time by the sponsor, the portfolio consultant, the evaluator and supervisor and the trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to change any provision required by the Commission, the Commodity Futures Trading Commission or any other governmental or self-regulatory agency with jurisdiction as to the trust, (iii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iv) to make such amendments as may be necessary (a) for the trust to continue to qualify as a regulated investment company for federal income tax purposes if the trust has elected to be taxed as such under the Code, or (b) to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a regulated investment company under the Code.

The trust agreement may not be amended, however, without the consent of all unitholders then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition hereunder of any securities or the execution of any Derivative Agreement (as defined in the trust agreement) other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. The trust agreement may not be amended so as to reduce the interest in the trust represented by units without the consent of all affected unitholders. Except for the amendments, changes or modifications described above, neither the portfolio consultant, evaluator and sponsor nor the trustee or their respective successors may consent to any waiver of any unitholder’s rights or any other amendment, change or modification of the trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any waiver of any unitholder’s rights or any other amendment, change or modification of the trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless the trust has elected to be taxed as a regulated investment company for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of the substance of any such amendment in the trust’ s annual report.

The trust agreement provides that the trust shall dissolve upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the Series Mandatory Dissolution Date. If the value of the trust shall be less than the applicable minimum value stated in the prospectus (generally 40% of the total value of securities deposited in the trust during the initial offering period), the the sponsor and the portfolio consultant, jointly and severally, may direct the dissolution of the trust. The trust may be dissolved at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor and the portfolio consultant, jointly and severally, may dissolve the trust if it is based on a security index and the index is no longer maintained. The trust will be dissolved by the trustee, when directed by the sponsor and the portfolio consultant, in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If the trust is dissolved because of the redemption of unsold units by the sponsor, the sponsor will, if not yet disbursed to selling firms, refund to each purchaser of units the entire sales fee paid by such purchaser.

Beginning nine business days prior to, but no later than, the Series Mandatory Dissolution Date described in the prospectus, the sponsor may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the dissolution of the trust. The sponsor or the portfolio consultant may receive compensation in connection with such sales to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the dissolution proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after the trust’s dissolution. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the dissolution proceedings.

After paying all expenses and charges incurred by the trust, the trustee will distribute to unitholders thereof their pro rata share of the balances remaining in the income and capital accounts of the trust.

The sponsor may, but is not obligated to, offer for sale units of a subsequent series of the Alaia trust at approximately the time of the Series Mandatory Dissolution Date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price that includes a reduced sales fee. There is, however, no assurance that units of any new series of the Alaia trust will be offered for sale at that time, or if offered, that there will have reduced the sales fee or that there will be sufficient units available for sale to meet the requests of any or all unitholders.

The Trustee. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State Department of Financial Services and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of the trust, which, so long as the Depositaory Trust Company is acting, shall be solely its nominee, Cede & Co.. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in the trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising the trust.

Under the trust agreement, the trustee or any successor trustee may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor and the portfolio consultant.

The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor and portfolio consultant, acting together, upon receiving notice of such resignation are obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee’s performance as shall be established from time to time by the sponsor and portfolio consultant, jointly and severally, or if the sponsor and the portfolio consultant, jointly and severally, determine in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to the trust, the sponsor and portfolio consultant, jointly and severally, upon sixty days’ prior written notice, may remove the trustee and appoint a successor trustee, as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the successor trustee. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

The Sponsor. The sponsor of the trust is Beech Hill Securities, Inc. The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor is registered under the Exchange Act as a broker-dealer. The sponsor is a member of the Financial Industry Regulatory Authority, Inc. The principal office of the sponsor is 880 Third Avenue, 16th Floor, New York, New York 10022.

If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the the portfolio consultant may (a) appoint a successor sponsor, including a successor depositor who may be an affiliate of the portfolio consultant, at rates of compensation deemed by the the portfolio consultant to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Commission, (b) terminate the trust agreement and dissolve any trust as provided therein, or (c) continue to act as trustee or portfolio consultant, as applicable, without terminating the trust agreement.

The Portfolio Consultant, Evaluator and Supervisor. Alaia Capital, LLC serves as portfolio consultant, evaluator and supervisor. The portfolio consultant, evaluator and supervisor may resign at any time. Each of the evaluator and supervisor may be removed by the depositor, jointly and severally with the portfolio consultant, or, if no depositor is acting, the trustee. In the event of a resignation of the portfolio consultant, evaluator and supervisor, the depositor, or, if no depositor is acting, the trustee, is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor. If upon resignation no successor has accepted appointment within thirty days after notice of resignation, the portfolio consultant shall act as evaluator and supervisor, as applicable. If no portfolio consultant is acting, then the evaluator or supervisor, as applicable, may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the trustee to each unitholder.

Limitations on Liability. The sponsor, portfolio consultant, evaluator and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith, willful misconduct. The sponsor, portfolio consultant, evaluator and supervisor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith, willful misconduct, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith, willful misconduct or its reckless disregard for its obligations under the trust agreement.

Trust Expenses. The sponsor will not charge the trust any fees for services performed as sponsor. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust.

The sponsor will receive a fee for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this “creation and development fee” is set forth in the prospectus. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

The trustee receives for its services that fee set forth in the prospectus. The trustee’s fee which is calculated and paid monthly is based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month until the end of the initial offering period, of which time the fee shall be computed on the basis of the units outstanding as of the end of the initial offering period until the following January 1. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the capital and income accounts since these accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee’s compensation for its services to the trust is expected to result from the use of these funds.

The supervisor may charge the trust a surveillance fee for services performed for the trust in an amount not to exceed that amount set forth in the prospectus. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

For evaluation of the securities in the trust, the evaluator shall receive an evaluation fee in an amount not to exceed that amount set forth in the prospectus. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

For portfolio consulting services to the trust, the portfolio consultant may receive a portfolio consulting fee. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

The trustee’s fee, supervisor’s fee, portfolio consultant’s fee and evaluator’s fee are deducted from the income account of the related trust to the extent funds are available and then from the capital account. Each such fee may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

The following additional charges are or may be incurred by the trust: (a) fees for the trustee’s extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard of its obligations under the trust agreement; (f) indemnification of the sponsor and of the portfolio consultant, evaluator and supervisor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct; and (g) expenditures incurred in contacting unitholders upon dissolution of the trust. The fees and expenses set forth herein are payable out of the trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the income and capital accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. The trust may pay the costs of updating its registration statement each year.

Portfolio Transactions and Brokerage Allocation

When the trust sells trust property, the composition and diversity of the trust property in the trust may be altered. In order to obtain the best price for the trust, it may be necessary for the portfolio consultant to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of the trust property, the portfolio consultant may direct that orders be placed with and brokerage commissions be paid to various brokers, including brokers which may be affiliated with the trustee, the sponsor, the portfolio consultant, or dealers participating in the offering of units.

Purchase, Redemption and Pricing of Units

Public Offering Price. Units of the trust are offered at the public offering price thereof. The public offering price per unit is equal to the net asset value per unit plus organization costs plus the applicable sales fee referred to in the prospectus. The initial sales fee is equal to the difference between the maximum sales fee and the total creation and development fee. The sales fee is set forth in the prospectus. Units sold or redeemed prior to such time as the applicable creation and development fee has been collected will not be assessed the creation and development fee at the time of such sale or redemption The creation and development fee is a fixed dollar amount and will be collected as described in the prospectus. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing the trust. These costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Commission and states, the initial audit of the trust portfolio, legal fees, licensing fees, if any, and the initial fees and expenses of the trustee and the portfolio consultant. Certain broker-dealers may charge a transaction fee for processing unit purchases.

As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date the trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of regular trading on the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders received at or prior to the designated time on each such day as discussed in the prospectus. Orders received by the trustee, sponsor or authorized financial professionals for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price as discussed in the prospectus.

The public offering price per unit of the trust on the date of the prospectus or on any subsequent date will vary from the amount stated under “Summary Information” in the prospectus in accordance with fluctuations in the prices of the underlying securities. Net asset value per unit is determined by dividing the value of the trust’s portfolio securities, cash and other assets, less all liabilities, by the total number of units outstanding.

Evaluations of the securities and computations shall be made as of the close of regular trading on the New York Stock Exchange, on each business day commencing with the trust’s inception date of the securities, effective for all sales made during the preceding 24-hour period.

We determined the initial prices of the securities shown under “Portfolio” in the prospectus on the date of the prospectus. On the first day we sell units we will compute the unit price at the time the registration statement filed with the Commission becomes effective.

Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of units on the date of settlement provided payment has been received. Cash, if any, made available to the sponsor prior to the date of settlement for the purchase of units may be used in the sponsor’s business and may be deemed to be a benefit to the sponsor, subject to the limitations of the Exchange Act.

Comparison of Public Offering Price and Redemption Price. As of the trust’s inception date, the public offering price per unit exceeded the redemption price at which units could have been redeemed by the amount of the sales fee. For a variety of reasons (including fluctuations in the market prices of the securities and the fact that the public offering price includes a sales fee), the amount realized by a unitholder upon any redemption of units may be less than the price paid for such units.

Public Distribution of Units. The sponsor intends to qualify the units for sale in a number of states. Units will be sold through dealers who are members of the Financial Industry Regulatory Authority, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus. Certain commercial banks may be making units available to their customers on an agency basis. The sponsor reserves the right to change the discounts from time to time.

We may provide, at our own expense and out of our own profits, additional compensation and benefits to firms who sell units of the trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate firms for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary’s personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representations or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We may make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend our products, including the trust, over other products. The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units. These arrangements will not change the price you pay for your units. The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

Profits of Sponsor. The sponsor will receive gross sales fees equal to the percentage of the offering price of the units of the trust and may pay a portion or all of such sales fees to dealers and agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in the trust.

Market for Units. After the initial offering period, while not obligated to do so, the sponsor may, subject to change at any time, maintain a market for units of the trust offered hereby and to continuously offer to purchase said units at the net asset value determined by the evaluator. While the sponsor may repurchase units from time to time, it does not currently intend to maintain an active secondary market for units. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

Redemption. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its unit investment trust division office.

Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the “Redemption Date”) by payment of cash equivalent to the redemption price, determined as set forth below under “Computation of Redemption Price,” as of the close of regular trading on the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the creation and development fee on such units has been collected will not be assessed the amount of the creation and development fee at the time of such sale or redemption, nor organization costs. Certain broker-dealers may charge a transaction fee for processing redemption requests.

Under regulations issued by the IRS, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder’s tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the IRS and may be recovered by the unitholder only when filing a tax return. Under normal circumstances, the trustee obtains the unitholder’s tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible “back-up withholding.” In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing interest shall be withdrawn from the income account of the trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the capital account for the trust.

The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold, the size of the trust will be, and the diversity of the trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption or dissolution may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption or dissolution.

The trustee is irrevocably authorized in its discretion, if the sponsor does not elect to purchase any unit tendered for redemption, in lieu of redeeming such units, to sell such units in the over-the-counter market for the account of tendering unitholders at prices which will return to the unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the redemption price for such units. In the event of any such sale, the trustee shall pay the net proceeds thereof to the unitholders on the day they would otherwise be entitled to receive payment of the redemption price.

The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Computation of Redemption Price. The redemption price for units of the trust is computed by the evaluator as of the evaluation time stated in the prospectus next occurring after the tendering of a unit for redemption and on any other business day desired by it, by:

A
Adding: (1) the cash on hand in the trust other than cash deposited in the trust to purchase securities not applied to the purchase of such securities and (2) the aggregate value of each issue of the securities held in the trust as determined by the evaluator as described above;

B.
Deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the trust and for which no deductions have been previously made for the purpose of additions to the reserve account; (2) an amount representing estimated accrued fees and expenses, including but not limited to fees and expenses of the trustee (including legal and auditing fees), the evaluator, the sponsor, the portfolio consultant, the supervisor and counsel, if any; (3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the trust, provided that the redemption price will not be reduced by any creation and development fee or organization costs during the initial offering period; and

C.	Finally dividing the results of such computation by the number of units of the trust outstanding as of the date thereof.

Retirement Plans. The trust may be suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust may lower the minimum investment requirement for IRA accounts. Fees and charges with respect to such plans may vary.

Ownership of Units. Ownership of units will not be evidenced by certificates. Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

Performance Information

Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of the trust strategy or the actual performance of the trust may be included from time to time in other prospectuses or advertising material and may reflect sales fees and expenses of the trust.

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15 (d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

This Registration Statement comprises the following papers and documents:
The facing sheet
The prospectus
The signatures
 The consents of the initial evaluator, independent public accountants and legal counsel

The following exhibits:

1.1
Master Trust Agreement by and among Beech Hill Securities, Inc., as depositor, Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit A(1)(a) to the registration statement on Form N-8B-2 of Alaia Market Linked Trust (File No.: 811-23095) as filed on September 3, 2015)

1.1.1
Form of Standard Terms and Conditions of Trust for Alaia Market Linked Trust among Beech Hill Securities, Inc., as depositor, The Bank of New York Mellon, as trustee, and Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor (incorporated by reference to Exhibit A(1)(c) to the registration statement on Form N-8B-2 of Alaia Market Linked Trust (File No.: 811-23095) as filed on September 3, 2015)

1.1.2
Form of Series Trust Agreement by and among Beech Hill Securities, Inc., as depositor, Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 1.1.2 to the registration statement on Form S-6 of Alaia Market Linked Trust (File No.:  333-206756) as filed on September 3, 2015)

1.2
Certificate of Incorporation of Beech Hill Securities, Inc. (incorporated by reference to Exhibit A(6)(a) to the registration statement on Form N-8B-2 of Alaia Market Linked Trust (File No.: 811-23095) as filed on September 3, 2015)

1.3
Bylaws of Beech Hill Securities, Inc. (incorporated by reference to Exhibit A(6)(b) to the registration statement on Form N-8B-2 of Alaia Market Linked Trust (File No.: 811-23095) as filed on September 3, 2015)

2.2
Form of Code of Ethics of Beech Hill Securities, Inc. (incorporated by reference to Exhibit A(11) to the registration statement on Form N-8B-2 of Alaia Market Linked Trust (File No.: 811-23095) as filed on September 3, 2015)

3.1	Opinion of counsel as to legality of securities being registered (to be filed by amendment)

4.1	Consent of evaluator (to be filed by amendment)

4.2	Consent of independent auditors (to be filed by amendment)

6.1
List of Officers of Beech Hill Securities, Inc. (incorporated by reference to Exhibit E to the registration statement on Form N-8B-2 of Alaia Market Linked Trust (File No.: 811-23095) as filed on September 3, 2015)

99.1	Power of Attorney (previously filed)

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Alaia Market Linked Trust has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 18th day of September, 2017.

Alaia Market Linked Trust

By Beech Hill Securities, Inc.

By:	/s/ Vincent Iannuzzi
Name: Vincent Iannuzzi Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, the Sponsor, Beech Hill Securities, Inc., has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 18th day of September, 2017.

Beech Hill Securities, Inc.

By:	/s/ Vincent Iannuzzi
Name: Vincent Iannuzzi Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated on the 18th day of September, 2017.

Title		Signature

Chief Executive Officer and Director		*
Name: Joseph B. Weiss

Chief Financial Officer, Principal Accounting
Officer and Director		/s/ Vincent Iannuzzi
Name: Vincent Iannuzzi

Chairman of the Board of Directors		*
Name: Paul S. Cantor

Director		*
Name: Stephen Steglitz

	*By:	/s/ Vincent Iannuzzi
Name: Vincent Iannuzzi
Title: Attorney-in-Fact